BURCON NUTRASCIENCE CORPORATION

Notice of Annual and Special Meeting of Shareholders

to be held on September 15, 2021

Management Proxy Circular

BURCON NUTRASCIENCE CORPORATION
1946 West Broadway
Vancouver, British Columbia V6J 1Z2
Telephone:  (604) 733-0896
Facsimile:  (604) 733-8821

LETTER TO SHAREHOLDERS

July 28, 2021

Dear Fellow Shareholders,

The "Plant-based food revolution" movement has been gaining traction for a number of years and we expect this momentum to continue for years to come.  The plant-based market is experiencing tremendous growth with consumers increasingly demanding more plant-based products.  This past year, we saw the rate of plant-based food retail sales far outpacing overall food retail sales, which is an indication that consumer preferences have shifted more towards a plant-based diet.  Health and wellness, sustainability, and animal welfare are all major drivers pushing consumers to seek out healthier and more sustainable food choices.  Burcon's recent milestone developments are a culmination of years of effort to commercialize and monetize its proprietary protein technologies.  With a growing market demand for plant-based proteins, we are excited to share with you some of our timely achievements this past fiscal year.

Merit Functional Foods Joint Venture

During the fiscal year, Burcon's joint venture company, Merit Functional Foods, achieved a number of important financial and operational milestones which have allowed Merit to quickly expand and grow its business of supplying innovative plant-based protein ingredients to the global food and beverage market.  In December 2020, we were pleased to announce that Merit formally completed the construction of its 94,000sqft state-of-the-art protein production facility dedicated to the licensed production of Burcon's novel pea and canola protein ingredients.  The timing could not have been better to bring to market Merit's unique plant-based proteins, with their exceptional taste profiles, unmatched purity and excellent functionality.  The completion of Merit's commercial-scale plant-protein production facility is an important achievement for the team at Merit but particularly significant for the entire team at Burcon.  Our canola protein technology was what Burcon was founded on and after more than twenty years in development, we are proud to finally bring it to market at a time when plant-based proteins are in short supply and high demand.

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In February of this year, Merit completed its first end-to-end production runs of its best-in-class Peazazz® and Peazac® pea proteins.  And, subsequent to our fiscal year-end, we proudly announced that Merit achieved its first end-to-end production runs of its novel lineup of Puratein® canola proteins.  Achieving first commercial production marks another milestone in our development, transitioning Merit into a direct manufacturer of its unique pea and canola protein ingredients.  Merit's facility is the world's first and only commercial scale facility capable of producing food-grade non-GMO canola proteins for the global protein ingredient market.

In terms of financial milestones, through three separate transactions, Merit was able to raise in excess of a hundred twenty million dollars in capital to support the build out of Phase 1 of its protein production facility.  Merit successfully secured a debt financing package of up to $85 million of capital from a syndicate of lenders and received an additional $10 million in the form of a 10-year interest-free loan from Agriculture and Agri-Food Canada.  In addition, Merit received a $30 million investment from a new equity partner, Bunge Limited, a leading international agribusiness and food company.  We were pleased to welcome Bunge as a joint venture partner in Merit, which will benefit from Bunge's large canola origination footprint, as well as its multinational platform of oilseed ingredients.

Burcon R&D and Pipeline

During the year, Burcon continued R&D work to tailor Merit's pea and canola proteins for use in Nestle's plant-based food and beverage offerings.  Burcon's technical team was successful in identifying processing methods to modify and improve Merit's proteins where it could potentially be used in numerous product applications and address a major need in the food ingredient industry.  We made significant advancements under our collaboration with Nestle with the goal of Merit supplying Nestle with its pea and canola protein ingredients.  The collaboration with Nestle, the world's largest food company, reinforces Burcon's position as a global leader in developing plant-based proteins and further validates our unique high-quality plant protein ingredients.

Burcon increased its research investment in the year, including the leasing of a satellite laboratory and hiring of additional research scientists, to advance its pipeline of plant-based protein technologies.  Discussions and negotiations with potential development and commercialization partners to bring to market our other plant-based protein products, were also progressed during the year.  We are currently exploring multiple paths to market, one of which could include integrating Burcon's plan for a new innovation centre to bring these proteins to market.  We look forward with excitement to updating more on our strategic partnerships in the coming year.

During the last quarter, Burcon engaged a third-party engineering firm to assist the company to plan and design a potential new and expanded technology and innovation center.  We are investigating options to replace Burcon's existing Winnipeg Technical Centre with an expanded innovation centre to provide Burcon with additional R&D bandwidth to pursue our product opportunity pipeline and to increase our production capabilities in contemplation of partnering opportunities we are now pursuing.  The new innovation centre, equipped with functionality and analytical laboratories and with a significant commercial production capability, could be a fundamental part in our partnership negotiations.

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Financing

Burcon began and ended its fiscal year with a strong balance sheet and in a financial position that allows us to capitalize on key partnership opportunities and for future growth of the company.  Burcon entered the year having just completed an oversubscribed $11.5 million bought deal financing in February 2020, which is indicative of the demand for sustainable and plant-based investments from new and existing shareholders.  Over the course of the year, Burcon benefited from the receipt of over $5 million dollars of proceeds from the exercise of warrants associated with that financing.  We were also able to force the conversion of all the outstanding convertible debentures during the second quarter thereby removing the liability and ending the interest accrual.  As at our March 31st, 2021 year-end, we had $14 million of cash on our balance sheet, sufficient to fund Burcon's current operations well into calendar 2023 without taking into account any funds we may receive in the form of royalties from Merit or additional warrants exercised.  As a result, Burcon has the financial leeway to be patient in our discussions regarding strategic partnerships currently being pursued.

Protection of Intellectual Property

Continuing Burcon's strategy of protecting all of its intellectual assets, we were granted 23 new patents in total, two of which are US patents: one covering our novel process for pea protein production and the other protecting a technology for soy protein production.  Our technologies are unique and through IP protection, which acts as a barrier to entry, can provide Burcon and its partners with a competitive advantage and allow us to gain market share in the booming plant-based protein space.  We are pleased to have further solidified our IP portfolio, which validates the uniqueness of Burcon's innovative technologies and that the protein ingredients produced therefrom are highly differentiated.

To summarize, fiscal 2021 has been a strong year of value creation for Burcon shareholders and was an inflection point for Burcon.  In the coming year, Burcon expects to complete additional developments in its pursuit of being a global leader in plant-based protein by bringing to market additional innovative plant-based proteins.

In closing, I would like to sincerely thank my fellow shareholders for their patience, loyal support and belief in our company.  I would also like to thank our team for their unwavering commitment to our vision of bringing sustainable plant-based ingredients to the global market.  I look forward to new accomplishments in the coming year.

Yours truly,

"D. Lorne Tyrrell"

D. Lorne Tyrrell, OC AOE MD PhD

Chair of the Board of Directors

BURCON NUTRASCIENCE CORPORATION
1946 West Broadway
Vancouver, British Columbia V6J 1Z2
Telephone:  (604) 733-0896
Facsimile:  (604) 733-8821

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO OUR SHAREHOLDERS:

 Burcon NutraScience Corporation's (the "Corporation" or "Burcon") Annual and Special Meeting (the "Meeting") will be held on September 15, 2021, at 10:00 a.m. (Vancouver time) in the Marine Room at The Westin Bayshore Hotel, 1601 Bayshore Drive, Vancouver, British Columbia, V6G 2V4, Canada, for the following purposes:

a) to receive the report of the directors;

b) to receive the audited consolidated financial statements of the Corporation for the fiscal year ended March 31, 2021, together with the report of the auditors thereon;

c) to elect directors for the ensuing year;

d) to appoint auditors and to authorize the directors to fix their remuneration;

e) to consider, and, if thought advisable, to pass an ordinary resolution to approve Burcon's restricted share unit plan as more particularly set out in the attached management proxy circular (the "Management Proxy Circular");

f) to transact such other business as may properly come before the Meeting or any adjournment of the Meeting; and

g) to consider any amendment to or variation of any matter identified in this Notice.

 Our Management Proxy Circular and form of proxy accompany this Notice.  The Management Proxy Circular contains details of matters to be considered at the Meeting.

 If you are unable to attend the Meeting and wish to ensure that your shares will be voted at the Meeting, you must complete, date, execute and deliver the accompanying form of proxy by fax at 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America), by hand or by mail to Computershare Investor Services Inc. at Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular.

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 If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Management Proxy Circular to ensure that your shares will be voted at the Meeting.

 DATED at Vancouver, British Columbia on July 28, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

"Johann F. Tergesen"

Johann F. Tergesen

President and Chief Executive Officer

BURCON NUTRASCIENCE CORPORATION

1946 West Broadway
Vancouver, British Columbia V6J 1Z2
Telephone:  (604) 733-0896
Facsimile:  (604) 733-8821

MANAGEMENT PROXY CIRCULAR

as at July 28, 2021

 The board of directors (the "Board") of Burcon NutraScience Corporation (the "Corporation") is delivering this management proxy circular (the "Management Proxy Circular") to you in connection with the solicitation of proxies for use at the annual and special meeting of its shareholders (the "Meeting") to be held on September 15, 2021 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  In this Management Proxy Circular, unless the context otherwise requires, all references to "Burcon NutraScience Corporation", "Burcon", "we", "us" and "our" refer to Burcon NutraScience Corporation.

GENERAL PROXY INFORMATION

Who Can Vote

 Burcon is authorized to issue an unlimited number of common shares ("Common Shares") without nominal or par value.  As of July 28, 2021, we had outstanding 108,491,620 Common Shares.  Persons who on July 28, 2021 are recorded on our share register as holders of our Common Shares can vote at the Meeting.  Each Common Share has the right to one vote.

 To the knowledge of our directors and officers, as of July 28, 2021, the only person or corporation who beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares of Burcon is:

	Number of Shares Held	Percentage of Voting Shares
Firewood Elite Limited ("Firewood") (a British Virgin Islands Company)	22,866,574*	21.08%

Note:

*  17,584,458 of these shares are held by Large Scale Investments Limited and 5,282,116 of these shares are held by Great Intelligence Limited, both of which are British Virgin Islands companies and direct wholly-owned subsidiaries of Firewood.  Firewood is wholly-owned by Mr. Alan Chan, a director of the Corporation.

Obtaining a Paper Copy of Management Proxy Circular and Financial Statements

  In lieu of mailing the Notice of Meeting, Management Proxy Circular and our audited financial statements and management's discussion and analysis for the year ended March 31, 2021, the Corporation is using notice-and-access to provide an electronic copy of these documents to registered shareholders and beneficial shareholders of the Corporation's Common Shares by posting them on www.burcon.ca and on the Corporation's profile on www.SEDAR.com.

 If you wish to obtain a paper copy of these documents or for more information regarding notice-and-access, you may call us toll free at 1-888-408-7960 from Canada or the United States or 604-408-7960 if you are calling from another country.  You must call to request a paper copy by August 25, 2021 in order to receive a paper copy prior to the deadline for submission of your voting instructions or form of proxy.  If your request is received on or after the date of the Meeting, then the documents will be sent to you within ten calendar days of your request.  Burcon will provide a paper copy of the documents to any registered or beneficial shareholder upon request for a period of one year following the date of the filing of this Management Proxy Circular on www.SEDAR.com.

If you are a registered shareholder and have standing instructions to receive paper copies of these documents and would like to revoke them, you may call us toll free at 1-888-408-7960 from Canada or the United States or 604-408-7960 if you are calling from another country.

How You Can Vote

If you are a registered shareholder (i.e., your Common Shares are held in your name) you may vote your Common Shares either by attending the Meeting in person or, if you do not plan to attend the Meeting, by completing the accompanying form of proxy and following the delivery instructions contained in it and this Management Proxy Circular.

 If you are a beneficial shareholder (i.e., your Common Shares are held in "street name" because they are registered in the name of a stockbroker or financial intermediary), you must follow the instructions on the voting instruction form ("VIF"), which is similar to a form of proxy, but is provided to you by your stock broker or financial intermediary.  If you do not follow the special procedures described by your broker or financial intermediary, you will not be entitled to vote.  If you are unsure as to how to follow these procedures, please contact your stockbroker.

Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the beneficial shareholder must complete, sign and return the VIF in accordance with the instructions provided therein.    If you do not follow the special procedures described by your stockbroker or financial intermediary, you will not be entitled to attend the Meeting or have someone else attend on your behalf.

Distribution of Meeting Materials to Beneficial Shareholders

 The Corporation has distributed copies of the notice-and-access notice and VIF to the depositories and intermediaries for onward distribution to beneficial shareholders. In addition, the notice-and-access notice and VIF may have been sent directly by the Corporation or its agent, rather than through an intermediary, to non-objecting beneficial owners under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"). Beneficial shareholders who have previously provided standing instructions will receive a paper copy of the Notice of Meeting, Management Proxy Circular, financial statements and related management discussion and analysis. If you are a non-objecting beneficial shareholder and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings and securities have been obtained in accordance with the requirements of NI 54-101 from the intermediary holding on your behalf.  All costs of deliveries to beneficial shareholders will be borne by Burcon.

Solicitation of Proxies

 The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of Burcon.  All costs of this solicitation will be borne by Burcon.

Appointment and Revocation of Proxies

Registered Shareholders

 The individuals named in the accompanying form of proxy are the President and Chief Executive Officer of Burcon and the Senior Vice President, Legal and Corporate Secretary of Burcon.  You may also appoint some other person, who need not be a shareholder, to represent you at the Meeting by inserting such other person's name in the blank space provided in the form of proxy.  A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to Computershare Investor Services Inc.  by fax at 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America), by mail or by hand at its office at Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours (exclusive of non-business days) before the Meeting or any adjournment thereof at which the proxy is to be used.

A registered shareholder may revoke a proxy by

(a) providing a written notice of revocation to Computershare Investor Services Inc. by fax at 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America), by mail or by hand at its office at Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes the reconvening thereof,

(b) providing a written notice of revocation to Burcon at its head office which is located at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2 at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes the reconvening thereof,

(c) providing a written notice of revocation to the Chairman of the Meeting on the day of the Meeting and before any vote in respect of which the proxy to be used is taken that you are revoking your proxy and voting in person at the Meeting, or

(d) any other manner provided by law.

 Your revocation of a proxy will not affect a matter on which any vote has already been taken.

Beneficial Shareholders

 If you are a beneficial shareholder and wish to revoke your VIF, you should contact your stock broker or financial intermediary directly.

Exercise of Discretion

 The nominees named in the accompanying form of proxy will vote or withhold from voting the Common Shares represented by the proxy in accordance with your instructions on any ballot that may be called for and if you specify a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.  The proxy grants the nominees the discretion to vote on

(a) each matter or group of matters identified in the proxy where you do not specify how you want to vote, except for the election of directors and the appointment of auditors,

(b) any amendment to or variation of any matter identified in the proxy, and

(c) any other matter that properly comes before the Meeting.

 If on a particular matter to be voted on, you do not specify in your proxy the manner in which you want to vote, your Common Shares will be voted as recommended by management.

 As of the date of this Management Proxy Circular, we know of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each proxyholder named in the proxy can vote in accordance with their discretion.

Votes Necessary to Pass Resolutions

 Burcon's articles provide that a quorum for the transaction of business at any shareholders' meeting is shareholders present in person or by proxy representing in the aggregate, at least 5% of the outstanding Common Shares entitled to vote at the Meeting, irrespective of the number of persons actually present at the Meeting.  A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions other than the election of directors and appointment of auditor.  If there are more nominees for election as directors or appointment as Burcon's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled.  If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

Majority Voting for Directors

The Board has adopted a majority voting policy for the election of directors.  Pursuant to this policy, any nominee proposed for election as a director in an uncontested election who receives, from the shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election, must promptly tender his or her resignation to the board of directors of the Corporation. The Board will promptly accept the resignation unless it is determined that there are extraordinary circumstances relating to the composition of the board or the voting results that should delay the acceptance of the resignation or justify rejecting it.  The Board will make its decision and reasons available to the public within 90 days of the annual meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

 Burcon's articles provide that the Board is to be comprised of a minimum of three directors.  The number of directors is fixed by the Board, and has been fixed at seven for the ensuing year.  The term of office of each of the present directors expires at the conclusion of the Meeting.  The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director; however, if for any reason any proposed nominee does not stand for election or is unable to serve as such, proxies in favour of management's designees will be voted for another nominee in its discretion unless the shareholder has specified in his proxy that his or her Common Shares are to be withheld from voting on the election of directors.  Each director elected will hold office until the conclusion of the next annual meeting of shareholders of Burcon or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our articles or with the provisions of the Business Corporations Act (British Columbia).

 The following table sets out the names of the nominees for election as directors, the province and/or country in which each is ordinarily resident, all offices of Burcon now held by each of them, their principal occupations, the period of time for which each has been a director of Burcon, and the number of Common Shares of Burcon beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at July 28, 2021. A biography of each director, which includes a five year history of employment, follows under "Biographies of Directors".

Name, Position and Country of Residence(1)	Principal Occupation During the Previous Five Years(1)	Period as a Director of the Corporation	Common Shares Held(1)
Rosanna Chau, Director, Hong Kong, China	Director of certain subsidiaries of PT International Development Corporation Limited ("PT International") (formerly known as ITC Corporation Limited) (investment holding) until September 2019; Deputy Chairman and Executive Director of PT International until December 2017	Since November 3, 1998	850,022
David Lorne John Tyrrell, Chairman of the Board and Director, Alberta, Canada

Chairman of the Board of Burcon since January 2019; Director, Li Ka Shing Institute of Virology & Distinguished University Professor, University of Alberta since April 2010; Glaxo SmithKline Chair in Virology, Department of Medical Microbiology and Immunology, University of Alberta since 2004; Chief Scientific Officer of KMT Hepatech (biotechnology company in Edmonton) from 2004 to 2017; Professor of Medical Microbiology & Immunology, University of Alberta since 1982

		Since December 1, 2009	956,543(2)
Alan Chan, Director, Hong Kong, China

Executive director of ITC Properties Group Ltd. (property development and investment) since March 2010; Executive Director of PT International Development Corporation Ltd.  (formerly ITC Corporation Limited) (investment holding) from March 2009 to March 2017;  Executive director of Blue River Holdings Limited ("Blue River") (formerly PYI Corporation Limited) from November 2011 to July 2016; Non-executive director of Blue River from July 2016 to April 2017

		Since April 20, 2010	22,866,574(3)
J. Douglas Gilpin, Director, Alberta, Canada	Consultant, providing corporate governance, corporate director and business advisory services; Retired KPMG from 1999-2020	Since September 1, 2011	NIL
Peter H. Kappel Director, British Columbia, Canada	Corporate Director	Since January 28, 2016	938,206(4)

Name, Position and Country of Residence(1)	Principal Occupation During the Previous Five Years(1)	Period as a Director of the Corporation	Common Shares Held(1)
Debora S. Fang Director, London, United Kingdom	Independent advisor, F&F Advisory from 2018 to present; VP, M&A, Unilever from 2013 to 2018	Since July 6, 2020	NIL
Jeanne McCaherty Director, Minnesota, United States of America

Chief Executive Officer, Guardian Energy Management from 2016 to present; President, Kae Partners, LLC (2015 to present); Executive in Residence, Agspring -Leaworth, KS Private Equity Firm (2015 to 2016); Vice President, Regional Director of Texturizing Business Unit, Cargill, Inc. (2008 to 2015); prior thereto held various other executive management positions at Cargill Inc.

		Since July 8, 2021	NIL

(1) The information as to province, country of residence, principal occupation, and Common Shares beneficially owned has been furnished by the respective nominees.

(2) 26,819 of these Common Shares are held by Kathleen Tyrrell (daughter) and 23,770 of these Common Shares are held by spouse, Lee Ann Tyrrell.

(3) Alan Chan's wholly-owned company, Firewood Elite Limited, holds through its wholly-owned subsidiaries Large Scale Investments Limited and Great Intelligence Limited, 22,866,574 Common Shares, representing 21.08% of the outstanding Common Shares.

(4) 84 of these Common Shares are held by Philip Kappel (son) and 288,495 of these Common Shares are held by Stefanie Kappel (spouse).

Biographies of Directors

Rosanna Chau - Director

Ms. Chau has over 40 years of experience in international corporate management, strategic investments and finance.  Throughout her career, she has served on the board of directors of twelve publicly-listed companies spanning multiple industries, including property, hotel, bio-tech, construction and building materials, pharmaceuticals, entertainment, and consumer electronics products, and geographical locations, including Hong Kong, Mainland China, Macau, the United States, Canada, Singapore, Australia and Europe.  Ms. Chau holds a Bachelor's Degree in Commerce at the University of Alberta and a Master's Degree in Commerce at the University of New South Wales and has been awarded the Certificate in Traditional Chinese Medicine: A Way to Health at the Chinese University of Hong Kong.  She has professional accounting qualifications and experience in different jurisdictions and is a fellow member of the Hong Kong Institute of Certified Public Accountants and the CPA Australia and a member of the Chartered Professional Accountants of British Columbia.

David Lorne John Tyrrell - Director

D. Lorne Tyrrell is a distinguished professor in the Department of Medical Microbiology and Immunology at the University of Alberta.  Since 1986, he has focused his research on viral hepatitis.  Supported by the Canadian Institute of Health Research and Glaxo Canada, Dr. Tyrrell's work on the development of antiviral therapy resulted in the licensing of the first oral antiviral agent to treat chronic hepatitis B infection - lamivudine - in 1998.  Dr. Tyrrell holds more than 60 international patents for his studies on viral hepatitis.  Dr. Tyrrell was Dean of the Faculty of Medicine and Dentistry from 1994 - 2004 at the University of Alberta and was the Chair of the Board of Directors of the Gairdner Foundation from 2009 - 2019.  The Canada Gairdner International Awards recognizes excellence in medical science research globally.  Dr. Tyrrell has received numerous prestigious awards including the Gold Medal of the Canadian Liver Foundation (2000), the FNG Starr Award of the Canadian Medical Association (2004), the Principal Award of the Manning Awards Foundation (2005) and the Queen Elizabeth II Diamond Jubilee Medal (2012).  Dr. Tyrrell was appointed Officer of the Order of Canada in 2002.  In April 2010, Dr. Tyrrell was appointed as the founding director of the Li Ka Shing Institute of Virology at the University of Alberta.  On April 28, 2011, Dr. Tyrrell was inducted to the Canadian Medical Hall of Fame.  In 2015, he was awarded the Canada Council for the Arts Killam Prize in Health Sciences.

Alan Chan - Director

Mr. Chan is an executive director of ITC Properties Group Limited ("ITC Properties").  At ITC Properties, Mr. Chan is involved with the investment and development of commercial, hospitality and residential projects.  In addition, he is the lead in developing new policies for green and sustainable practices throughout the group.  Prior to joining ITC Properties, Mr. Chan worked in the Investment Banking Division of Goldman Sachs Group with a focus on capital raising, mergers & acquisitions and strategic advisory for financial institutions in Greater China and Southeast Asia. Mr. Chan is a graduate of Duke University majoring in Political Science - International Relations and minoring in Philosophy and Economics.

J. Douglas Gilpin - Director

Douglas Gilpin, FCA, FCPA, ICD.D., retired from the partnership of KPMG LLP in 1999.  In 2008, Mr. Gilpin received a Life Service Award from The Institute of Chartered Accountants of Alberta in recognition of 40 years experience in delivering professional services to business and the community.  During his 18 years tenure as a partner in Advisory Services at KPMG he served as an audit engagement partner.  He was a member of the KPMG's National Quality Assurance, the National Financial Institutions and Insurance Groups and he was the Quality Assurance Partner for the Edmonton office for 10 years.  Mr. Gilpin has consulted on corporate governance, including compliance with the Sarbanes Oxley Act 404 and National Instrument 52-109 reporting for issuers listed on the Toronto Stock Exchange.  Mr. Gilpin has served as a director of Canada Health Infoway ("CHI"), Afexa Life Sciences Inc., Alberta Innovates (formerly Alberta Innovates Technology Futures) ("AITF") and the board of the Health Quality Council of Alberta ("HQCA").  He was the chair of the governance committee and a member of the audit committee of CHI, and was the Chair of the audit committee AITF and HQCA.  He currently is a director and chair of the audit committee of The Institute of Health Economics.  Mr. Gilpin is executive chair of The Inspections Group Inc., a privately owned company that performs safety code inspection services, building, plumbing and gas and electrical inspections in compliance with the Safe Codes Act of Alberta.  Mr. Gilpin is a member of the Institute of Corporate Directors and received his ICD.D designation from the Institute in 2011.  Mr. Gilpin was elected a Fellow of the Institute of Chartered Accountants of Alberta in 2012.

Peter H. Kappel - Director

Mr. Kappel is a former investment banker who now manages a private investment portfolio.  A former chartered accountant with KPMG in Vancouver and Frankfurt, he made the transition to investment banking with JP Morgan (New York/Frankfurt) after business school.  He also served in senior roles at Nomura, Dresdner Kleinwort Wasserstein, Calyon and DVB Bank in London.  In the latter three, he was the Managing Director in charge of their respective European Securitisation businesses.    He holds an MBA from the Institut Européen d'Administration des Affaires ("INSEAD"), a Bachelor of Arts (Honours) degree in Economics from the University of Victoria and received his Chartered Accountant designation through the Institute of Chartered Accountants of British Columbia.

Debora S. Fang - Director

Ms. Debora Fang has 20 years' experience in the Fast Moving Consumer Goods industry, across mergers and acquisitions, strategy, finance and marketing roles in Unilever (London, UK), Danone (Paris, France and Amsterdam, Netherlands), Kraft Foods (Sao Paulo, Brazil) and as a consultant for Bain & Company (Los Angeles, USA).  While at Unilever as VP Mergers & Acquisitions, Ms. Fang was responsible for a range of acquisitions and disposals in the Foods, Ice cream and Tea categories, leading multidisciplinary teams and covering a global scope. She is now an independent advisor for Private Equity and strategic clients in the Foods and Beverage space as well as a private investor. Ms. Fang holds an MBA from the Kellogg Graduate School of Management at Northwestern University in Chicago, USA and a Bachelor of Arts in Business from the University of Sao Paulo, Brazil.

Jeanne McCaherty - Director

Ms. McCaherty is the Chief Executive Officer of Guardian Energy Management, an ethanol manufacturing company with production sites in Ohio, Minnesota, and North Dakota. These corn dry milling sites produce ethanol, DDGS (distiller's dried grains with solubles), and corn oil. Prior to joining Guardian in 2016, Ms. McCaherty spent a year consulting in Private Equity in the areas of specialty grains and value-added ingredients. The majority of Ms. McCaherty's career was in various global management roles in Cargill, Inc. The most recent Cargill role was as the Regional Director ofthe Global Texturizing Business Unit. This business sourced raw materials, manufactured, and sold specialty food ingredients to Food companies around the world. Ms. McCaherty's R&D career culminated in the position of VP/Global Director of Food R&D. This role included functional leadership for the Basic and Applied R&D, Applications and Sensory groups for Cargill's Global Food Ingredients businesses. Ms. McCaherty currently serves as the Chair of the RF A (Renewable Fuels Association) and on the Board of Directors for RPMG (Renewable Products Marketing Group).

Board Committees

Burcon does not have an executive committee of its directors.  Burcon has an audit committee, a corporate governance and nominating committee,  a compensation committee and a strategic planning committee. Membership on the committees is set out in the following table.

Director(1)	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	Strategic Planning Committee
Debora S. Fang	√	√		√
J. Douglas Gilpin	√		√
Peter Kappel	√	√	√	√
D. Lorne Tyrrell		√	√	√

On February 23, 2021, the Board resolved to rename the nominating and compensation committee as the "compensation committee" and the corporate governance committee as the "corporate governance & nominating committee".  Mr. David Ju was a member of audit committee and the corporate governance committee until February 23, 2021.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set out below, none of the persons nominated for election as a director:

(a) is, as at the date of this Management Proxy Circular, or has been within 10 years before the date of this Management Proxy Circular, a director or chief executive officer or chief financial officer of any company (including Burcon) that:

(a) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer, or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer, or chief financial officer;

(b) is at the date hereof, or has been within 10 years before the date of this Management Proxy Circular, a director or executive officer of any company (including Burcon) that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c) has, within the 10 years before this Management Proxy Circular become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Ms. Rosanna Chau was the Deputy Chairman and Executive Director of PT International (formerly ITC Corporation Limited ("ITC")), a company whose shares are listed on The Stock Exchange of Hong Kong Limited, up to December 28, 2017.  On November 15, 2005 the Securities and Futures Commission (the "SFC") of Hong Kong criticized the board of directors of ITC for breaching Rule 21.3 of the Code on Takeovers and Mergers (the "Takeovers Code") in respect of the dealing in the securities of Hanny Holdings Limited  by ITC during an offer period without the consent of the Executive Director of the Corporate Finance Division of the SFC.  Rule 21.3 of the Takeovers Code restricts share dealings and transactions by an offeror and parties acting in concert with it during securities exchange offers.  Hanny was involved in a securities exchange offer announced in April 2005.  Since ITC held over 20% of the shares of Hanny, it was presumed to be acting in concert with Hanny under the Takeovers Code.  Ms. Rosanna Chau was a director of ITC at that time.

Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Professional Accountants ("PwC"), of Suite 700, 250 Howe Street, Vancouver, B.C., V6C 3S7 will be nominated at the Meeting for reappointment as auditor of Burcon at a remuneration to be fixed by the directors.  PwC has been Burcon's auditor since March l, 2001.

Approval of Restricted Share Unit Plan

On April 1, 2021, the compensation committee of the Board (the "Compensation Committee") engaged Hugessen Consulting Inc. ("Hugessen") to conduct a review of the Corporation's executive and director compensation program. See "Statement of Executive Compensation".  Although Hugessen noted that the Corporation's 2001 Amended and Restated Share Option Plan is appropriate and aligns with the comparable peer group used by Hugessen in its review and with broader market practice, Hugessen also recommended that the Board could consider implementing a restricted share unit plan in order to support increased retention of employees and provide a balance point against any volatility of Burcon's stock price over time. The Compensation Committee considered this matter and recommended that the Board implement a restricted share unit plan. Given the surge in demand for plant-based proteins in recent years, personnel with experience in the food ingredient or food processing space are sought after by many companies in these industries. Burcon's goal is to ensure that its compensation structure is designed to adequately attract and retain employees who will form part of our team to implement our strategies for reaching our objectives. On July 20, 2021 (the "Effective Date"), the Board approved the restricted share unit plan (the "Restricted Share Unit Plan"), a copy of which is attached to this Management Proxy Circular as Schedule "A".

The purposes of the Restricted Share Unit Plan are to (i) promote a greater alignment of interests between directors, executive officers, employees and consultants of the Corporation and its affiliates and shareholders; (ii) assist the Corporation and its affiliates to attract and retain individuals with experience and ability to serve as directors, executive officers, key employees and consultants; and (iii) allow the certain eligible persons to participate in the long-term success of the Corporation.

The TSX requires that security based compensation arrangements, such as the Restricted Share Unit Plan, be approved by a majority of directors and by shareholders. The Restricted Share Unit Plan was approved by directors on the Effective Date. Shareholder approval is being sought at the Meeting.

The principal terms of the Restricted Share Unit Plan are summarized as follows:

• Under the Restricted Share Unit Plan, the Corporation may grant restricted share units to directors, executive officers, employees and consultants of the Corporation and its affiliates (each an "Eligible Person").

• The Board, or a committee designated by the Board from time to time, is responsible for the general administration of the Restricted Share Unit Plan and the proper execution of its provisions and its interpretation. The Board has the power to determine the time, or times when restricted share units will be granted, will vest and be redeemed, and to determine when it is appropriate to accelerate restricted share units;

• The aggregate number of Common Shares which may be issuable upon the redemption of all restricted share units under the Restricted Share Unit Plan shall not exceed 1,084,879, which represents 1% of the issued and outstanding Common Shares of the Corporation as at the Effective Date. If a restricted share unit expires, is forfeited or is cancelled for any reason, the Common Share(s) subject to that restricted share unit shall again be available for grant under the Restricted Share Unit Plan, subject to any required prior approval of the TSX;

• The Restricted Share Unit Plan also contains the following limitations on grants of restricted share units (unless disinterested shareholder approval is obtained) to insiders: (a) the aggregate number of Common Shares issuable to insiders and their associates at any time pursuant to the redemption of restricted share units, including Common Shares issuable under any other security based compensation plan, shall not exceed 10% of the Common Shares; and (b) the aggregate number of Common Shares that may be issued to insiders and their associates within any 12-month period pursuant to the redemption of restricted share units shall not exceed 10% of the Common Shares. As of the date of this Management Proxy Circular, the Corporation's only other security based compensation plan is the Amended and Restated Plan. See "Description of Amended and Restated Plan";

• The Restricted Share Unit Plan does not provide for a maximum number of restricted share units which may be issued to an individual pursuant to the Restricted Share Unit Plan (expressed as a percentage or otherwise);

• Other than in the case of an optionee's death, where restricted share units become redeemable by the deceased Eligible Person's legal personal representatives, all restricted share units granted under the Restricted Share Unit Plan are non-assignable and non-transferable;

• An Eligible Person who resigns before the vesting date of their restricted share units shall forfeit all rights, title and interest in the restricted share units for which the vesting date is on or after the earlier of: (i) the date of delivery of the notice of resignation; and (ii) the effective date of the resignation;

• If an Eligible Person's employment is terminated for reasons other than resignation, retirement or permanent disability, cause or death (each as determined in accordance with the Restricted Share Unit Plan) before the vesting date of such Eligible Person's restricted share units, any unvested restricted share units shall vest pro-rata based on the number of completed months of service since the grant date to the termination date of such Eligible Person. Such vested restricted share units will be payable in Common Shares or cash based on the market value of the Common Shares at the termination date of such Eligible Person;

• In the case of an Eligible Person's death, any unvested restricted share units held by such Eligible Person shall vest on the Eligible Person's termination date and the Corporation will redeem all such vested restricted share units and the Common Shares issuable upon such redemption will be issued to the legal representatives of the estate of such Eligible Person;

• In the case of an Eligible Person's employment ceasing as a result of retirement or permanent disability, any unvested restricted share units held by such Eligible Person shall, at the discretion of the Board, either: (i) continue to vest according to the vesting schedule set out in the applicable restricted share unit grant agreement; or (ii) vest pro-rata based on the number of completed months of service since the grant date to the termination date of such Eligible Person. Such vested restricted share units will be payable in Common Shares or cash based on the market value of the Common Shares at the applicable vesting date;

• The grant of restricted share units under the Restricted Share Unit Plan in any calendar year shall either: (i) be awarded solely in respect of performance of such Eligible Person in the same calendar year as that including the grant date; or (ii) in respect of performance of such Eligible Person for the preceding year (such applicable year of performance by such Eligible Person shall be referred to as the "Service Year");

• On the redemption date for each vested restricted share unit, the Corporation shall redeem all such vested restricted units by issuing to the applicable Eligible Person(s), Common Shares from the Corporation's treasury in respect of the restricted share units or, at the election of the Corporation, either: (i) cash in the amount equal to the market value of the Common Shares on the vesting date, being the closing price of the Common Shares on the trading day prior to such date on the TSX; or (ii) a Common Share acquired by the Corporation through a broker on a public exchange;

• All Common Shares to be issued to, or amounts payable to, or in respect of, an Eligible Person in respect of a restricted share unit shall be issued and/or paid not later than the last day of the third calendar year following the end of the Service Year in respect of which the restricted share unit was granted;

• The Board has the ability to: (a) with shareholder approval by ordinary resolution, make amendments to: (i) increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, issuable pursuant to the Restricted Share Unit Plan, (ii) extend the redemption date of any restricted share unit granted under the Restricted Share Unit Plan, (iii) materially modify the eligibility requirements for participation, (iv) amend the limitations on the maximum number of Common Shares reserved or issued to insiders, (v) amend the provisions dealing with transfer restrictions, or (vi) amend the amendment provisions of the Restricted Share Unit Plan; and (b) without shareholder approval, make any amendments: (i) of a clerical nature, (ii) to reflect regulatory requirements, (iii) to vesting provisions, (iv) any amendment respecting the administration of the Restricted Share Unit Plan, and (v) any other amendment that does not require the approval of shareholders of the Corporation set out in the Restricted Share Unit Plan;

• In the event of a Change of Control (as defined in the Restricted Share Unit Plan), all unvested restricted share units then outstanding will, as applicable, be substituted by or replaced with awards of the surviving corporation (or any affiliate thereof) or the potential successor (or any affiliate thereto) (the "continuing entity") on the same terms and conditions as the original restricted share units, subject to appropriate adjustments that do not diminish the value of the original restricted share units; provided that, despite anything else to the contrary set out in the Restricted Share Unit Plan, in the event of a potential Change of Control, the Board will have the power, in its sole discretion, to modify the terms of the Restricted Share Unit Plan and/or the restricted share units to assist the Eligible Persons in tendering to a takeover bid or other transaction leading to a Change of Control;

• If the redemption date of a vested restricted share unit falls on or within nine business days of a black-out period or other trading restriction imposed by Burcon, then the redemption date of such vested restricted share unit shall be automatically extended to the tenth business day following the date of the relevant black-out period or other trading restriction being lifted, terminated or removed.

• The Restricted Share Unit Plan allows Burcon to satisfy its withholding obligations from any amount payable to an Eligible Person as is required by law to be withheld or deducted upon the redemption of a restricted share unit;

• An Eligible Person's account will be credited with additional restricted share units to account for dividends on the Common Shares on each dividend payment date in respect of which ordinary course cash dividends are paid on the Common Shares. The number of additional restricted share units credited is determined by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of restricted share units recorded in the Eligible Person's restricted share account on the date for the payment of such dividend, by (b) the market value of a Common Share as at the dividend payment date; and

• The Restricted Share Unit Plan provides for certain additional provisions in relation to U.S. Eligible Persons (as defined in the Restricted Share Unit Plan) for the effective administration of the plan in compliance with certain U.S. requirements.

The foregoing description of the Restricted Share Unit Plan is intended as a summary only and does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Restricted Share Unit Plan, the full text of which is set out as Schedule "A" of this Management Proxy Circular.

At the Meeting, shareholders will be asked to consider and, if thought advisable, pass the following ordinary resolution adopting the Restricted Share Unit Plan:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The Restricted Share Unit Plan, in the form approved by the Board and attached as Schedule "A" to the Corporation's Management Proxy Circular dated July 28, 2021, be and is hereby approved and its adoption by Burcon be and is hereby authorized and approved.

2. Pursuant to the Restricted Share Unit Plan, the Corporation is authorized to reserve 1,084,879 Common Shares for issuance under the Restricted Share Unit Plan, which represents 1% of the issued and outstanding common shares of the Corporation on the effective date of the Restricted Share Unit Plan.

3. The Corporation is authorized to make any necessary application to applicable regulatory authorities and to the TSX regarding the adoption of the Restricted Share Unit Plan and any matters contemplated in this resolution, and any such applications made prior to the date hereof, are hereby ratified, confirmed and approved.

4. The Board of Directors is authorized on behalf of the Corporation to make any amendments to the Restricted Share Unit Plan as may be required by regulatory authorities, without further approval of the shareholders of the Corporation, in order to ensure adoption of the Restricted Share Unit Plan.

5. Any one officer or director of the Corporation is authorized on behalf and in the name of the Corporation to execute all such documents and to take all such actions as may be necessary or desirable to implement and give effect to this resolution or any part thereof."

In order for this ordinary resolution to be passed, it requires the positive approval of a simple majority (greater than 50%) of the votes cast thereon at the Meeting. The directors of the Corporation believe the passing of the foregoing ordinary resolution is in the best interests of the Corporation and recommend that shareholders of the Corporation vote in favour of the resolution. The persons named as proxies in the enclosed Proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of Common Shares who has given such proxy has directed that the votes be otherwise cast.

SECURITIES AUTHORISED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

EQUITY COMPENSATION PLAN INFORMATION AS AT MARCH 31, 2021
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a)] (c)
Equity compensation plans approved by Securityholders	4,949,106	$2.63	5,894,031
Equity compensation plans not approved by Securityholders	Nil	N/A	Nil
Total	4,949,106	$2.63	5,894,031

The numbers in the above chart are as at March 31, 2021.  As at the date of this Management Proxy Circular, a total of 5,020,806 stock options are issued and outstanding under the Amended and Restated Plan (as defined below) representing approximately 4.63% of our issued and outstanding capital.  Of the total options outstanding, 3,961,575 options are granted to insiders representing approximately 3.65% of our outstanding capital.  Currently, 5,827,985 options are available for grant under the Amended and Restated Plan representing approximately 5.37% of the issued and outstanding Common Shares as of the date hereof.

Burn Rate of the Amended and Restated Plan

 The chart below sets out the burn rate of the Amended and Restated Plan for the three most recently completed fiscal years ended March 31, 2021, March 31, 2020 and March 31, 2019.  The annual burn rate is expressed as a percentage by dividing the number options granted under the Amended and Restated Plan during the applicable fiscal year by the weighted average number of common shares outstanding for the applicable fiscal year.

Fiscal Year	Number of Stock Options Granted	Weighted Average Number of Common Shares	Stock Option Burn Rate
2021	1,253,000	102,890,726	1.22%
2020	757,000	78,935,751	0.96%
2019	680,000	43,941,536	1.55%

Description of Amended and Restated 2001 Share Option Plan

At Burcon's annual and special meeting held on September 19, 2001, the shareholders of Burcon approved the terms of the 2001 Share Option Plan (the "Plan") under which directors, officers, employees, management company employees and consultants ("Service Providers") of Burcon may be granted options to acquire Common Shares of Burcon.  The principal purpose of the Plan is to encourage equity participation in Burcon by its Service Providers so that they have an interest in preserving and maximizing shareholder value in the longer term while enabling Burcon to attract and retain individuals with experience and ability and reward individuals for current and expected future performance.  The Plan had a fixed number of options that could be granted to Service Providers.  The Plan was amended in 2003, 2004, 2007 and 2009 to increase the number of Common Shares issuable under the Plan.  At Burcon's annual meeting on September 1, 2011, the shareholders of Burcon approved the amendment to the Plan to convert it from a fixed plan to a rolling plan (the "Amended and Restated Plan").  A rolling plan has a plan maximum expressed as a percentage of the total number of common shares outstanding on a non-diluted basis and all exercised, cancelled, expired or terminated options become available for future grant.  The Amended and Restated Plan permits the issuance of that number of options up to a maximum of 10% of the issued and outstanding Common Shares of Burcon from time to time.  As of the date hereof, Burcon has 108,491,620 Common Shares outstanding of which 10% is 10,849,162.

During the year ended March 31, 2013, the Board amended the Amended and Restated Plan to provide optionees with an alternative method to exercise stock options.  An optionee may elect to exercise an option using the cashless method, whereby the optionee receives the number of shares the value of which is equal to the amount by which the fair market value of the Common Shares exceeds the option exercise price.  The fair market value is determined by the weighted average trading price of the Common Shares during the five trading days preceding the date of exercise.

The TSX requires that rolling plans, such as the Amended and Restated Plan, be approved by a majority of directors and by shareholders every three years.  The Amended and Restated Plan was re-approved on the first 3 year anniversary by directors and shareholders on July 24, 2014 and September 10, 2014, respectively.  The Amended and Restated Plan was re-approved on the second 3 year anniversary by directors and shareholders on July 18, 2017 and September 7, 2017, respectively.  The Amended and Restated Plan was re-approved on the third 3 year anniversary by directors and shareholders on July 23, 2020 and September 17, 2020, respectively. The next three year anniversary of the approval of the Amended and Restated Plan is September 17, 2023.

The principal terms of the Amended and Restated Plan are summarized as follows:

• The aggregate number of optioned shares that may be granted under the Amended and Restated Plan, shall not exceed 10% of the Common Shares then issued and outstanding on a non-diluted basis.  Any increase in the issued and outstanding Common Shares will result in an increase in the number optioned shares available under the Amended and Restated Plan and any exercise, conversion, redemption, expiry, termination, cancellation or surrender of options granted will make additional optioned shares available under the Amended and Restated Plan;

• The Board is responsible for the general administration of the Amended and Restated Plan and the proper execution of its provisions and its interpretation;

• The Amended and Restated Plan contains limitations on option issuances.  The limitations are unless disinterested shareholder approval is obtained: (a) insiders cannot be granted awards under the Amended and Restated Plan or any other security based compensation plan to purchase more than 10% of the listed Common Shares within any 12 month period; and (b) the aggregate number of outstanding awards granted to insiders under the Amended and Restated Plan or any other security based compensation plan may not exceed 10% of the listed Common Shares at any time.  As of the date of this Management Proxy Circular the Corporation has no other security based compensation plans.

• Other than in the case of an optionee's death, where options become exercisable by the deceased optionee's lawful personal representatives, heirs or executors, all options granted under the Amended and Restated Plan continue to be non-assignable and non-transferable, however, the Amended and Restated Plan allows for a transfer to a Service Provider's registered retirement savings plan, registered retired income fund or tax-free savings account, or the equivalent thereof, established by or for the benefit of the optionee;

• A Service Provider who is no longer employed by Burcon, except in the case of death, retirement or the participant becoming totally disabled, has up to the lesser of 30 days after ceasing to be a Service Provider, and the expiration of the term applicable to such option, to exercise their options;

• In the case of an optionee's death, any vested option held on the date of death is exercisable by the optionee's lawful personal representatives, heirs or executors until the earlier of one year from death and the expiration of the option's term, while in the case where a Service Provider has retired, become totally disabled or died after ceasing to be a Service Provider, outstanding options whether vested or unvested can be exercised by the optionee, or if the optionee has died by their personal representatives, until the earlier of the option's expiry date and 90 days after the date of retiring, becoming totally disabled or death after ceasing to be a Service Provider;

• The exercise price of the options will be set by the Board at the time the options are allocated but cannot be less than the price per Burcon's common share traded on the TSX as at the closing on the last trading day before the date that the options are granted;

• The Board at their discretion has the power to determine the time, or times when options will be granted, vest and be exercisable and to determine when it is appropriate to accelerate when options otherwise subject to vesting may be exercised;

• The term of an option will not exceed 10 years from the date of grant, however, if the expiry date of any vested option falls during or within nine business days of a black-out period or other trading restriction imposed by Burcon, then the option's expiry date shall be automatically extended for ten business days following the date of the relevant black-out period or other trading restriction being lifted, terminated or removed;

• The Board has the ability to: (a) with shareholder approval by ordinary resolution make any amendment to any option commitment, option or the Amended or Restated Plan; and (b) without shareholder approval make any amendments: (i) of a clerical nature, (ii) to reflect regulatory requirements, (iii) to vesting provisions, (iv) to expiration dates as long as there is no extension past the original date of expiration, and (v) providing for a cashless exercise feature; and

• The Amended and Restated Plan allows Burcon to satisfy its withholding obligations from any amount payable to a Service Provider that is an optionee as is required by law to be withheld or deducted upon an option exercise.

CORPORATE GOVERNANCE DISCLOSURE

Under National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") Burcon is required to disclose its corporate governance practices in its Management Proxy Circular.  National Policy 58-201 - Corporate Governance Guidelines ("NP 58-201") sets out corporate governance guidelines for public companies.  The Board and management of Burcon believe that good corporate governance practices are integral to the overall success of the Corporation and to protect shareholders' interests.  Over the years, Burcon has continued to develop its corporate governance policies to be in line with the guidelines set out in NP 58-201.  During the past fiscal year, Burcon engaged Hugessen Consulting Inc. ("Hugessen"), a third party consultant, to review the Corporation's corporate governance practices to ensure that the policies and procedures implemented by the Corporation are in line with good industry practices.  Hugessen concluded in its report dated August 24, 2020 (the "Hugessen Report") that the overall governance approach taken by Burcon is appropriate for the Corporation's size and stage of development and did not identify any material deficiencies in Burcon's written governance policies.  Hugessen's findings are discussed in further detail below.

Board of Directors

 Burcon's Board currently consists of nine directors.  The size of the Board and its composition are reviewed annually by the corporate governance and nominating committee.  The Board believes that its composition reflects a good mix of individuals with varying backgrounds and experience in the fields of business, finance, science and the food industry and will be conducive to facilitate a diversity of perspectives in the overall management of the Corporation. Of the seven nominees proposed for election at the Meeting, five of the directors are considered independent within the meaning of the term "independent" set out in NI 58-101.  The independent directors currently on the Board are Debora Fang, J. Douglas Gilpin, David Ju, Peter H. Kappel, Jeanne McCaherty and D. Lorne Tyrrell.  Alan Chan, through his wholly-owned company, Firewood Elite Limited ("Firewood") owns, directly or indirectly, approximately 21.08% of Burcon's issued and outstanding Common Shares.  Rosanna Chau and Calvin Chi Leung Ng are directors of certain subsidiaries of Firewood.  Mr. Chan, Ms. Chau and Mr. Ng are not considered to be independent.  For the Meeting, the Board has set the number of directors at seven.  Mr. David Ju and Mr. Calvin Chi Leung Ng will not stand for re-election at the Meeting.

If the seven nominees proposed for election at the Meeting are all elected, the Board will consist of a majority of independent directors.  During the preceding year, independent directors actively participated in board meetings and had direct communication with management on key business issues to ensure independent supervision over management.  The Hugessen Report noted that Burcon has strong director independence levels for a company with a large shareholder with board representation.

Directorships

 The following table sets out the relationships of Burcon's directors with other reporting issuers.

Director	Reporting Issuer or the Equivalent in a Jurisdiction or a Foreign Jurisdiction
Alan Chan	Executive Director, ITC Properties Group Limited
Calvin Chi Leung Ng	Chairman, President, Chief Executive Officer and Director, HMH China Investments Limited

Independent Director Meetings

 During the fiscal year, the independent directors of the Board held an in-camera session at the end of each regularly scheduled Board meeting if they deemed such session to be necessary. Three in-camera sessions were held following Board meetings during the fiscal year.  Non-independent directors were invited to attend such sessions where appropriate.    Given that the committees of the Board, other than the Strategic Planning Committee, are comprised solely of independent directors, the Board believes that committee meetings also provide another suitable forum for independent directors to have open and candid discussions among them about various issues.  Committee members have the discretion to conduct in-camera sessions at the end of committee meeting.  The audit committee held four in-camera sessions during the fiscal year while the compensation committee and the corporate governance and nominating committee held three in-camera sessions at the end of the committee's meetings during the fiscal year.  The strategic planning committee also held two in-camera sessions without management present at the end of the committee's meetings during the fiscal year.

Chairman

 The Chairman of the Board is D. Lorne Tyrrell.  Dr. Tyrrell facilitates discussions among all directors during meetings and acts as liaison between the Board and management in between Board meetings.  He also communicates with management regularly and receives input from directors of the Board to set the agenda for Board meetings.  The Hugessen Report noted that one of Burcon's key corporate governance strengths is having three standing board committees that are entirely independent as well as having a Chairman independent of the chief executive officer.

Summary of Attendance of Directors

 The table below sets out the attendance by the directors at meetings during the fiscal year ended March 31, 2021.

Director(1)	Board of Directors	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	Strategic Planning Committee(6)
	7 meetings(7)	5 meetings	4 meetings	4 meetings	3 meetings
Alan Chan	6/7	N/A	N/A	N/A	3/3
Rosanna Chau	7/7	N/A	N/A	N/A	N/A
David Lorne John Tyrrell(2)	7/7	N/A	3/3	3/4	3/3
J. Douglas Gilpin	7/7	5/5	N/A	4/4	N/A
Peter H. Kappel(3)	7/7	4/5	3/3	4/4	3/3
David Ju(4)	5/7	4/5	2/3	1/4	N/A
Calvin Chi Leung Ng	7/7	N/A	N/A	N/A	N/A
Debora Fang(5)	4/7	3/5	2/4	N/A	3/3

(1) Ms. Jeanne McCaherty was appointed to the board of directors on July 8, 2021.  Therefore, she does not appear in the above table.

(2) During the fiscal year, Dr. Tyrrell was not on the Corporate Governance and Nominating Committee from September 17, 2020 until his re-appointment to the committee on February 23, 2021 to fill the vacancy arising from Mr. Ju's resignation (see below).

(3) During the fiscal year, Mr. Kappel was not on the Audit Committee from September 17, 2020 until his re-appointment to the committee on February 23, 2021 to fill the vacancy arising from Mr. Ju's resignation (see below).

(4) Mr. Ju became a member of the Corporate Governance and Nominating Committee on September 15, 2020.  During the fiscal year, Mr. Ju was on the Audit Committee, Compensation Committee and the Corporate Governance and Nominating Committee until his resignation from these committees on February 23, 2021 due to personal reasons.

(5) Ms. Debora Fang was appointed to the board of directors on July 6, 2020.  She was appointed to the Audit Committee on June 25, 2020 and the Compensation Committee on September 15, 2020.  She was appointed chair of the Compensation Committee on February 23, 2021 to fill the vacancy arising from Mr. Ju's resignation.

(6) The Strategic Planning Committee was established by the Board on June 25, 2020 and is comprised of Mr. Alan Chan, Ms. Debora Fang, Mr. Peter Kappel and Dr. Lorne Tyrrell.

(7) In addition to the 7 board meetings,  directors also held  5 strategic planning sessions during the fiscal year.

Board Mandate and Ethical Business Conduct

 The Board is responsible for the stewardship of the Corporation and for the supervision of the management of the business and affairs of the Corporation.  The Board actively participates in assessing significant decisions proposed by management. On April 14, 2010, the Board adopted a written mandate defining its responsibilities.  As part of its overall corporate governance policy review during the fiscal year, the Board approved, on February 23, 2021, an updated form of its written mandate, a copy of which is attached to this Management Proxy Circular as Schedule "B".

Since October 2005, the Board has adopted a Code of Business Ethics and Conduct (the "Code"), a copy of which is attached to this Management Proxy Circular as Schedule "C".  The Code was amended in February 2011, August 2011, September 2012 and February 23, 2021.  All directors, officers and employees of Burcon and its subsidiary, Burcon NutraScience (MB) Corp. have read and agreed to abide by the Code and are required to confirm, on an annual basis, that they have reviewed the Code.  The audit committee has the authority to monitor compliance with the Code and report any non-compliance to the Board at quarterly intervals. The audit committee has established procedures to allow directors, officers and employees to report breaches of the Code or any illegal or unethical behaviour anonymously to the chair of the audit committee.    No waivers or implicit waivers from a provision of the Code have been granted to any directors, officers or employees since its inception.  Shareholders may obtain a copy of the Code by written request to Burcon at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2, Attn.: Corporate Secretary.

In December 2011, the Board implemented a whistleblower reporting program.  Under the program, Burcon established a confidential and anonymous procedure for reporting claims of unethical and illegal behaviour or concerns regarding questionable accounting and audit matters.  On an annual basis, all employees are reminded about the whistleblower reporting program and procedures on how to make a report.  Burcon engaged a third party to receive the reports and direct them to the chair of the audit committee of the Board.  The whistleblower reporting program is tested by management every quarter and reviewed by the members of the audit committee.  To date, no reports of unethical or illegal behaviour or concerns have been received by the Corporation under this program.

The Board has implemented procedures to ensure that directors and officers exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.  Directors and officers are required to declare any conflicts of interests annually in a director and officer questionnaire.  As well, a director is required to declare his or her interest and abstain from voting on any transactions or agreements at a board meeting convened by directors to consider and approve such matters.

Burcon believes that directors are provided with a good forum to openly discuss issues at Board and committee meetings.  The Chairman regularly solicits input from all directors present at meetings and encourages participation and discussion on matters being considered.  Through such dialogue, the Corporation believes that the Board is able to promote a culture of ethical business conduct.

Position Descriptions

 In February 2013, the Board adopted written position descriptions for the Chairman of the Board and the chair of each committee.  The Board believes that having position descriptions in place will further assist the respective chairs in fulfilling their duties.  As part of the review conducted by Hugessen, the written position descriptions for the Chairman and each committee chair were updated.

 Mr.  Johann F. Tergesen was appointed Chief Executive Officer in January 2019 when he succeeded Dr. Allan Yap, who held the position since 1998.    As President and Chief Operating Officer of the Corporation since 2000, Mr. Tergesen has gained substantial experience with the Corporation.  Mr. Tergesen's duties as the Corporation's President and Chief Operating Officer are outlined in his employment agreement with Burcon dated June 21, 2011.  His employment terms did not change upon his appointment as Chief Executive Officer.    See "Employment and Consulting Contracts with Named Executive Officers".  Mr. Tergesen is charged with fulfilling the Corporation's objectives. The Board believes that he is sufficiently skilled through his business experience to manage and provide direction to Burcon's management to achieve these objectives.

Orientation and Continuing Education

 New directors of Burcon are provided with orientation materials containing information on Burcon's business, technology, financial information and the roles and responsibilities of directors.  Directors are also updated on new developments in the business by management presentations at Board meetings and through regular management reports in between Board meetings.  Finally, directors are regularly informed about changes in legal or regulatory requirements applicable to the Corporation.

 Each committee of the Board has, with the input of committee members, developed and implemented a charter.  The charter is reviewed by the applicable committee on an annual basis.  Committee members are guided by its charter when fulfilling their roles.  Committee members are also updated by management on legal or regulatory requirements specific to the committee's area of focus.  The Corporation's auditors and outside consultants also provide committee members with updates on emerging accounting, auditing, compensation and regulatory developments.

Nomination of Directors and Compensation

 Burcon has a corporate governance and nominating committee comprised of Peter H. Kappel, J. Douglas Gilpin and Lorne Tyrrell.  All of the directors of the corporate governance and nominating committee are independent.  Mr. Kappel is the chair of the corporate governance and nominating committee.  As part of the Hugessen review, the corporate governance and nominating committee adopted a revised written charter on February 23, 2021 to assist committee members in fulfilling their roles.  The duties and responsibilities of the corporate governance and nominating committee include:

  overseeing all matters relating to the governance of the Corporation and for reporting and making recommendations to the Board regarding such matters;
  determining remuneration and other benefits of the Corporation's directors and recommend to the Board for approval;
  recommending Board nominees by seeking out and recommending to the board of directors the nominees for appointment, election or re-election;
  overseeing the orientation program for new directors and committee members and programs for providing continuing education for directors; and
  as required, reviewing and approving succession plans for directors of the Corporation.

All members of the Board are encouraged to recommend individuals they believe are suitable to serve on the Board of the Corporation. When reviewing the suitability of prospective director nominees for Burcon's Board, the corporate governance and nominating committee will review the candidate's education, background and any business experience that may be relevant for Burcon.  The corporate governance and nominating committee has developed a director skills matrix to assist the committee in evaluating: the competencies and skills that the Board considers to be necessary for the Board, as a whole, should possess; the competencies and skills that the Board considers each existing director should possess; and the competencies and skills each new nominee will bring to Board of Burcon.

Burcon believes that Board is currently comprised of a strong group of individuals with a wealth of experience in various facets of business across many industries.  During fiscal year 2020, the corporate governance and nominating committee continued to review the composition of the Board and identified the need to add board candidates with experience in the food industry.  After a detailed search and interviews with certain candidates, the corporate governance and nominating committee recommended Ms. Debora Fang for appointment to the Board.  The recommendation was accepted and on July 6, 2020, Ms. Fang as appointed as a director.  Ms. Fang's extensive experience in the food industry has been an asset to the Corporation's business.  During the fiscal year, the corporate governance and nominating committee successfully identified Ms. Jeanne McCaherty as a possible board member after consideration of certain potential candidates.  The committee recommended Ms. McCaherty to the Board and she was appointed on July 8, 2021 as a director.  Her proven ability in industrial manufacturing, and technical leadership experience in food ingredients, is expected to contribute to the Corporation's success in the food industry going forward.

Compensation Committee

Burcon has a compensation committee comprised of Debora Fang, Peter Kappel and Lorne Tyrrell.  All of the directors of the compensation committee are independent.  Ms. Fang is the chair of the compensation committee.  As part of the Hugessen review of the Corporation's corporate governance practices and to comply with The Nasdaq Capital Market listing requirements, the compensation committee adopted a revised written charter on April 14, 2021 to assist committee members in fulfilling their roles.  The duties and responsibilities of the compensation committee include:

  developing the Corporation's pay philosophy and determine remuneration and other benefits of the Corporation's executive officers and consultants and performance bonuses and long term incentives for the Corporation's employees; and
  reviewing and approving succession plans for executive officers of the Corporation, and as deemed necessary by the Committee, any other officers or employees of the Corporation.

For more information on the Compensation Committee, refer to the section "Statement of Executive Compensation".

Strategic Planning  Committee

The Board established the Strategic Planning Committee on June 25, 2020.  Comprised of Alan Chan, Debora Fang, Peter Kappel and Lorne Tyrrell, the Strategic Planning Committee was formed for the purposes of guiding management in developing and implementing the strategic plans of the Corporation going forward.  The Strategic Planning Committee began meeting with management in December 2020.  Since then, the Strategic Planning Committee has been meeting regularly.  During the meetings, committee members and management discuss and provide feedback with respect to ongoing strategic and operational initiatives being pursued by Burcon.

Assessment

The Board meets at least once per quarter to assess the developments of Burcon's business and management recommendations.  The Corporation achieved a number of corporate objectives during the fiscal year and held 7 Board meetings.  In addition to the Board meetings, the Board also held five  strategic planning sessions.  These meetings were beneficial to both the Board members and management and facilitated healthy discussions in the strategic planning process and execution of key decisions of the Corporation during the fiscal year. The Board has a formal self-assessment process in place and an assessment is conducted every two years, with the most recent assessment performed during the fiscal year 2020.  The results of the self-assessments were reviewed by the Board and each of the board committees and reported to the Board.  The next assessment is expected to take place during fiscal year 2022.

Director Term Limits and Gender Diversity

 In 2014, NI 58-101 was amended to require TSX-listed companies to disclose their practices relating to representation of women on boards of directors and in executive officer positions and on mechanisms of board renewal.  The corporate governance committee at the time reviewed these amendments but did not view that the Board needed to develop policies regarding gender diversity or board renewal given the stage of development of Burcon at the time.  The Board accepted this recommendation.    The Board believes that at this stage, the Board is adequately populated with directors possessing varying skills and experience that are sufficient to competently manage the affairs of the Corporation.  Therefore, the Board does not believe in limiting the skills available to the Corporation by imposing a term limit for the directors.  The Board believes that it will be appropriate to review this practice when the Corporation evolves into the revenue-generating phase.  This approach is supported by Hugessen.

 Although the Corporation does not have a written policy with regard to gender diversity, the Board believes that female participation currently on the Board and at the senior management level is suitable for the size and complexity of issues facing Burcon.    Currently, three of nine of the directors on the Board are female, representing 33% of the members.  If the seven nominees proposed for election at the Meeting are all elected, three of seven directors on the Board will be female, representing 43% of the members.    Two of six senior officers of the Corporation are female, representing 33% of senior management.  The Corporation does not have a target regarding women on the board or in executive positions.  The Board believes that the current composition of female directors and senior management positions is suitable in light recent guidance from proxy advisory firms such as Glass Lewis & Co and Institutional Shareholder Services.

Objectives for the year ending March 31, 2022

The Board believes that its current corporate governance policies and procedures are suitable for Burcon's given the current stage of the Corporations business.  Hugessen's Report also supports this determination.  Going forward, Burcon will continue to assess its corporate governance practices and will endeavour to further make improvements as the Board deems necessary.

AUDIT COMMITTEE AND DISCLOSURE UNDER
NATIONAL INSTRUMENT 52-110

Under National Instrument 52-110 ("NI 52-110"), Burcon is required to disclose in its Management Proxy Circular certain information concerning the composition of its audit committee and its auditor. The required disclosure can be found on pages 98-100 of Burcon's Annual Information Form ("AIF") dated June 29, 2021.  The audit committee charter is set out in Schedule "A" of the AIF.  A copy of the AIF can be found on the SEDAR website at www.sedar.com.  Shareholders may obtain a copy of the AIF by written request to Burcon at 1946 West Broadway, Vancouver British Columbia, V6J 1Z2, Attn: Corporate Secretary.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Committee

Burcon has a compensation committee (the "Compensation Committee") comprised of the following directors:  Debora S. Fang, Peter H. Kappel and Lorne Tyrrell.  Ms. Fang was appointed chair of the Compensation Committee on February 23, 2021, following Mr. Ju's resignation from various committees of Board for personal reasons.  See "Corporate Governance Disclosure".  All of the directors on the Compensation Committee are independent.  The Board believes that the members of the Compensation Committee are sufficiently skilled to perform their duties.

The Board believes that Burcon's Compensation Committee members possess the educational and practical experience to enable the committee to make decisions on the suitability of the Corporation's compensation policies and practices, including experience in the following areas:

  General management skills in working with senior executives and developing performance management processes
  Evaluating, hiring and placing senior executives
  Knowledge of compensation and incentive programs
  Knowledge of share equity compensation plans and the risks associated with using this type of compensation
  Working with succession planning tools and processes
  Assessing risks associated with compensation plans

The purpose of the Compensation Committee is to carry out the Board's overall responsibility to review and approve the Corporation's employee and management compensation policies and practices, incentive compensation plans (cash and equity-based short and long term incentive plans) and the amount and form of compensation of the executive officers of the Corporation.

The Compensation Committee's charter provides the Compensation Committee with the authority to retain, and approve the fees and other retention terms of, compensation, legal and other advisors, as it deems necessary for the fulfillment of its responsibilities.  The Corporation must provide for appropriate funding, as determined by the committee, for payment of reasonable compensation to an advisor retained by the committee.

Fiscal Year 2021 Highlights

During the year, Burcon supported the following Merit Foods achievements:

• secured $85 million of financing from a consortium of lenders including Export Development Canada and Farm Credit Canada.  Burcon provided a guarantee in connection with the financing;

• secured additional debt financing of $10 million, in the form of a 10-year interest free loan from Agri-Food Canada's AgriInnovate Program ("AIP").  Burcon provided a guarantee in connection with the financing;

• received a $30 million equity investment from Bunge Limited (NYSE:BG), a leading international agribusiness and food company, supporting Merit's goal to bring pea and canola proteins to market.  Burcon participated in negotiations and the execution of an amended and restated the unanimous shareholders' agreement and an amended and restated license and production agreement with Merit;

• formally completed construction of its 94,000 square foot state-of-the-art plant protein production facility on December 31, 2020.  Burcon provided technical assistance during the construction phase;

• achieved first commercial production runs of Peazazz® and Peazac® pea proteins, and received overwhelming amount of interest from the food and beverage industry.  Burcon provided technical assistance during the commissioning phase.

During fiscal 2021, Burcon also:

• successfully identified processing techniques to improve and modify the functionality of our plant-based proteins for Nestle;

• converted $7.8 million of its outstanding convertible debentures issued on December 10, 2019 into common shares of the Company;

• received proceeds of $5.0 million from the exercise of warrants; and

• agreed to terminate the CLARISOY® license agreement with ADM.

Subsequent to the year-end:

• Burcon was approved for a dual listing on The NASDAQ Capital Market.

Compensation Program Review in 2021

 During the fiscal year, the Compensation Committee determined that it would be in the best interests of Burcon to initiate a review of the compensation structure of the Corporation given that the last formal review took place during fiscal year 2012.  On April 1, 2021, the Compensation Committee engaged Hugessen Consulting Inc. ("Hugessen") of Toronto, Ontario to conduct a review of the Corporation's executive and director compensation structure.    The executives forming part of the benchmarking review included Johann Tergesen, Jade Cheng, Randy Willardsen, Dorothy Law and Martin Schweizer.  All the directors of the Corporation as of April 1, 2021 were included in the review.

The objective of the review was to assess the effectiveness of Burcon's current compensation structures, with the focus of ensuring that Burcon's compensation philosophy and the interests of Burcon's stakeholders are aligned.  Burcon's three key stakeholders include:

Stakeholder	Interest
Burcon's current employees	Burcon's compensation structure should be fair and competitive when compared to other companies in the market to support employee retention and motivation.
Burcon's current and prospective investors	Burcon's compensation structure should be suitable for its size, stage of development and comparable to peers in the market.
Burcon's prospective employees	As Burcon grows, its compensation structure should support the Corporation's ability to attract well-qualified talent in the market.

Hugessen's work plan included the development of an appropriate pay peer group, which reflects Burcon's unique characteristics, including but not limited to size, industry, technology-driven business, commercial structure, complexity, and pre-revenue stage; assessing market competitive pay levels for both senior executives and directors, considering Burcon's lean management team, and scope of certain roles; and reviewing the incentive design practices across peers, and the development of suggested alternatives for incentive pay (i.e. annual cash bonus and long term equity) that are appropriate for Burcon's age and stage of development, and including high level considerations of corporate and individual tax, retention and motivation, and inclusion of single vs multi-year key performance indicators into the performance framework.

In connection with its review, Hugessen compared and analyzed Burcon's compensation structure against a peer group of companies with business model characteristics similar or related to Burcon's operations.  The eleven companies in the comparable peer group included:

Company	Industry	Total Enterprise Value ($MM)	Total Assets ($MM)	Revenue ($MM)	Market Cap ($MM)
22nd Century Group, Inc.	Tobacco	$991	$66	$36	$1,018
Cielo Waste Solutions Corp.	Environmental and Facilities Services	$499	$21	$0	$490
The Very Good Food Company Inc.	Packaged Foods and Meats	$471	$35	$5	$491
GURU Organic Energy Corp.	Soft Drinks	$448	$42	$23	$472
Nano One Materials Corp.	Specialty Chemicals	$445	$31	$0	$473
Loop Industries, Inc.	Commodity Chemicals	$392	$67	$0	$443
good natured Products Inc.	Commodity Chemicals	$240	$12	$14	$222
Greenlane Renewables Inc.	Coal and Consumable Fuels	$239	$43	$23	$248
EcoSynthetix Inc.	Specialty Chemicals	$215	$66	$17	$267
EnWave Corporation	Industrial Machinery	$138	$35	$32	$153
Tetra Bio-Pharma Inc.	Pharmaceuticals	$132	$29	$0	$130

All Figures in Canadian dollars as of April 27, 2021.  All the comparable companies in the peer group at headquartered in Canada, except for 22nd Century Group Inc., which is headquartered in the United States.

Upon completion of its benchmarking review, Hugessen made the following conclusions:

  Burcon's executive pay levels are competitive when compared to the comparable peer group

  Burcon's director pay programs are generally in line with peer practices

  Certain recommendations for changes were proposed for future consideration by the Compensation Committee as the Corporation grows and transitions to a revenue generating company

Components of Executive Compensation

The Corporation's compensation program is comprised of a combination of base salary, incentive stock options and bonuses.

Given the Corporation's stage of development and cash position over the years, the Board had deferred the implementation of a formal bonus component into the compensation program and has approved bonuses on an ad hoc basis.  The Board believes that the two elements of base salary and incentive stock options as compensation have been appropriate to compensate the Corporation's executives in light of the Corporation's stage of development. The Board reviews these elements individually and comprehensively to ensure alignment with the Corporation's strategic goals and objectives and the Corporation's overall compensation objectives. Performance reviews of executive officers and employees of the Corporation and its subsidiaries are conducted annually by their supervisor.  The CEO's performance review is conducted by the Compensation Committee.  In the process of developing the components, the Board has, through the Compensation Committee, considered the implications of risks associated with its compensation policies. The Board believes that the risks are mitigated to a certain degree given the approach it has taken in the past on executive compensation. With respect to the salary component of the executive compensation, the Board has strived to be competitive in order to attract, retain and motivate executives. Options granted to employees under the incentive stock option plan generally do not vest immediately upon grant but vest over a three year period. The Board believes that using a vesting schedule encourages employee loyalty, aligns employee and company interests and reduces certain risks that may be associated with granting stock options that vest immediately upon grant.

The Corporation does not have a specific policy with respect to NEOs (as defined below) and directors purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities of the Corporation.

Base Salary

Johann F. Tergesen Chief Executive Offer, Jade Cheng, Chief Financial Officer, Randy Willardsen, Senior Vice President, Process, Dorothy Law, Senior Vice President, Legal and Corporate Secretary and Martin Schweizer, Vice President, Technical Development  are the "Named Executive Officers" ("NEO") of Burcon.

The primary element of the Corporation's compensation program is base salary.  The Corporation's view is that a competitive base salary is a necessary element for attracting and retaining qualified executive officers.

  During the year ended March 31, 2011, the Committee negotiated with each of Mr. Tergesen, Ms. Cheng and Ms. Law to determine their salaries. Following the negotiations, formal employment agreements were entered into with Mr. Tergesen in June 2011 and Ms. Cheng and Ms. Law in March 2011.  Mr. Willardsen is a consultant of Burcon and has a consulting agreement with Burcon (entered into in 2007 as amended).  Mr. Willardsen was paid a monthly fee until July 2019, when his consulting agreement was amended to provide for payment on an hourly basis.  Dr. Martin Schweizer has been employed by Burcon's wholly-owned subsidiary, Burcon NutraScience (MB) Corp. since March 2002 and is paid an annual salary.  See "Employment and Consulting Contracts with Named Executive Officers".

The amount payable to an NEO as base salary is determined primarily by the number of years of experience of the NEO, as well as negotiations with the NEO, and recommendations of the Compensation Committee based on its view of general market conditions.  During fiscal 2021, on the recommendation of the Compensation Committee, the Board approved the adjustment in the salaries of Mr. Tergesen, Ms. Cheng, Ms. Law and Dr. Schweizer with the objective ensuring that the Corporation's salaries are competitive with market peers.  Hugessen's report noted that although the salaries of NEOs are generally at or below median levels when compared with the comparable peer group due to the lack of regular annual cash bonus, Burcon's annual equity incentive grants bring the total compensation of NEOs in line with the total compensation in the comparable peer group.  Hugessen recommended that the Corporation consider implementing a discretionary annual cash bonus program for the coming year.

Incentive Stock Options

The second element of the Corporation's compensation program is incentive stock options. At the Corporation' annual and special meeting held on September 19, 2001, the shareholders approved the terms of the Plan under which directors, officers, employees and consultants of the Corporation may be granted options to acquire Common Shares of the Corporation. The Plan was amended in 2003, 2004, 2007 and 2009 to, among other amendments, increase the number of Common Shares issuable under the Plan. In 2011, the Corporation's shareholders approved an amendment to the Plan to convert it from a fixed plan to a rolling plan.  The Amended and Restated Plan was further amended during the year ended March 31, 2013 to provide for a cashless exercise method.  For further details on the Amended and Restated Plan see "Securities Authorized for Issuance Under Equity Compensation Plans".

The options granted to executive officers and other employees are granted by the Board, based on the recommendations of the Compensation Committee. The Board reviews the Compensation Committee's recommendations regarding grants of options based on contributions and performance during the year. In determining option grants, the Board also takes into account previous grants to the grantees and attempts to compensate for any deficiencies in the cash component in the NEO's salary vis-a-vis competitive market rates.  Hugessen supports Burcon's reliance on stock options as an appropriate long term incentive vehicle over the near term.

Recommendations of Hugessen Consulting Inc.

 Overall, Hugessen noted that Burcon's executive compensation plan is generally competitive with the comparable peer group but provided certain recommendations for the Compensation Committee's consideration in the future as the Corporation continues to grow and transition into a revenue generating company, including:

  considering the implementation of a restricted share unit plan to support increased retention of employees and provide a balance point against the volatility of stock options;

  performing an executive and director pay benchmarking review every two to three years; and

  developing a more formal regular short-term incentive program using a balanced scorecard once it has been revenue positive for a few years and there is framework to identify and set expectations for key performance indicators with respect to the achievement of financial, operational and strategic objectives.

The Compensation Committee carefully considered the recommendations of Hugessen and determined that it would be in the best interests of the Corporation to strengthen its equity compensation structure by adopting a restricted share unit plan.  The plant-based food industry has seen exponential growth in recent years and Burcon expects this momentum to  continue in the next few years.  This growth is expected to lead to an increased demand for skilled employees with scientific and technical experience in the food space.  As the Corporation grows, Burcon recognizes that its compensation program must remain competitive in order to retain its existing employees and attract new employees in the future.  Historically, Burcon's share price has experienced some volatility, resulting in incentive stock options being out-of-money during a significant part of the lifespan of the outstanding stock option.  In order to incentivize current and future employees, the Compensation Committee believes that restricted share units are an appropriate alternative form of equity compensation because employees who receive restricted share units have the potential of receiving some value in the future.  Therefore, the Compensation Committee recommended the approval of a restricted share unit plan by the Board.  The Board approved the restricted share unit plan on July 20, 2021 and, if approved by shareholders at the Meeting, expects to implement the plan in the current fiscal year.  The terms of the proposed restricted share unit plan are summarized the "Matters to be Acted Upon at the Meeting - Approval of the Restricted Share Unit Plan".

Performance Graph

The following graph shows the total cumulative return over five fiscal years for a shareholder of Burcon on an investment of $100 compared to the S&P/TSX composite index.

	2016	2017	2018	2019	2020	2021
Burcon NutraScience	100.00	62.76	15.62	11.11	27.63	140.54
S&P/TSX Composite	100.00	115.22	113.88	119.32	99.14	138.58

From 2016 to 2017, Burcon's share price decreased by 37% while the S&P/TSX composite increased by 15%.  In 2018, Burcon's share price dropped another 75% whereas the S&P/TSX composite index dropped a modest 1%.  Burcon's share price continued its downward trend in 2019, dropping 29%.  Comparatively, the S&P/TSX composite index increased by 5% in 2019.  In 2020, Burcon's share price made a significant recovery increasing by 149%, while the S&P/TSX composite declined by 17%.  In 2021, Burcon's share continued its upward trajectory with a 409% increase in share price, while the S&P/TSX composite index increased by 40%.

The trend shown in the above graph does not necessarily correspond to the Corporation's compensation to its Named Executive Officers for the period ended March 31, 2021 or for any prior fiscal periods.  The trading price of the Corporation's Common Shares is subject to fluctuation based on several factors, many of which are outside the control of Burcon.  These include market perception of the Corporation's ability to achieve business goals, trading volume in the Corporation's Common Shares, changes in general conditions in the economy and the financial markets or other general developments in the animal or plant protein industry that affect the Corporation or its competitors.  In determining compensation, the Board strives to be competitive in order to attract, retain and motivate executives, provide incentives for executives and key employees to work towards achieving business goals and objectives as well as to ensure that the interests of management of Burcon and Burcon's shareholders are aligned.

Compensation of Executive Officers

Summary Compensation Table

 Johann Tergesen, President and Chief Executive Officer and Jade Cheng, Chief Financial Officer , Randy Willardsen, Senior Vice President, Process, Dorothy Law, Senior Vice President Legal and Corporate Secretary and Martin Schweizer, Vice President, Technical Development are the "Named Executive Officers" of Burcon for the purposes of the following disclosure, which is required for all reporting issuers, as set out in securities legislation.  The following table provides a summary of the total compensation paid to the Named Executive Officers during Burcon's three most recently completed fiscal years ended March 31, 2021, March 31, 2020 and March 31, 2019.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen -sation ($)	Total compen- sation ($)
					Annual incentive plans	Long term incentive plans
Johann F. Tergesen President and Chief Executive Officer	2021 2020 2019	295,000 275,000 275,000	Nil Nil Nil	271,005(1) 94,034(1) 10,746(1)	50,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	616,005 369,034 285,746
Jade Cheng Chief Financial Officer	2021 2020 2019	200,000 177,000 177,000	Nil Nil Nil	216,804(1) 94,034(1) 8,792(1)	25,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	441,804 271,034 185,792
Randy Willardsen SVP, Process	2021 2020 2019	233,152 220,711 123,066	Nil Nil Nil	216,804(1) 67,167(1) 10,746(1)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	449,956 287,878 133,812
Dorothy Law SVP, Legal and Corporate Secretary	2021 2020 2019	150,000 129,800 129,800	Nil Nil Nil	216,804(1) 94,034(1) 8,792(1)	55,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	421,804 223,834 138,592
Martin Schweizer VP, Technical Development	2021 2020 2019	162,250 150,833 125,000	Nil Nil Nil	216,804(1) 67,167(1) 11,723(1)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	379,054 218,000 136,723

Notes:

(1) In determining the fair value of the option awards, the Black-Scholes option pricing model was used and was calculated in accordance with IFRS 2, Share-based payment, with the following assumptions:

Assumptions	2021	2020	2019
Risk-free interest rate:	0.46%	1.30%	1.83%
Dividend rate:	0%	0%	0%
Expected forfeitures:	7.15%	7.67%	8.06%
Expected volatility in the market price of shares:	79.82%	75.70%	73.65%
Expected life:	6.0 years	7.5 years	7.5 years
Fair value per option:	$2.71	$1.34	$0.16

Outstanding Option-Based and Share-Based Awards

The following table sets forth, for each Named Executive Officer, all of the option-based and share-based grants and awards outstanding on March 31, 2021.

	Option-based Awards				Share Based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise Price ($)	Option Expiration Date mm/dd/yyyy	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Johann F. Tergesen President and Chief Executive Officer	24,000 44,353 67,201 54,247 48,858 29,333 66,000 70,000 100,000	4.16 2.48 2.86 2.33 2.66 0.69 0.23 1.88 4.01	10/29/2022(2) 12/04/2023(3) 11/10/2024(4) 11/12/2025(5) 12/15/2026(6) 1/3/2028(7) 2/19/2029(8) 1/27/2030(9) 1/19/2027(10)	12,480 97,577 122,306 127,480 98,693 117,039 293,700 196,000 67,000	Nil	Nil
Jade Cheng Chief Financial Officer	18,000 35,482 53,761 43,398 39,086 24,000 54,000 70,000 80,000	4.16 2.48 2.86 2.33 2.66 0.69 0.23 1.88 4.01	10/29/2022(2) 12/04/2023(3) 11/10/2024(4) 11/12/2025(5) 12/15/2026(6) 1/3/2028(7) 2/19/2029(8) 1/27/2030(9) 1/19/2027(10)	9,360 78,060 97,845 101,985 78,954 95,760 240,300 196,000 53,600	Nil	Nil
Randy Willardsen SVP, Process	18,000 44,353 67,201 54,247 48,858 44,000 50,000 80,000	4.16 2.48 2.86 2.33 2.66 0.23 1.88 4.01	10/29/2022(2) 12/04/2023(3) 11/10/2024(4) 11/12/2025(5) 12/15/2026(6) 2/19/2029(8) 1/27/2030(9) 1/19/2027(10)	9,360 97,577 122,306 127,480 98,693 195,800 140,000 53,600	Nil	Nil

	Option-based Awards				Share Based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise Price ($)	Option Expiration Date mm/dd/yyyy	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Dorothy Law SVP, Legal and Corporate Secretary	18,000 35,482 53,761 43,398 39,086 36,000 54,000 70,000 80,000	4.16 2.48 2.86 2.33 2.66 0.69 0.23 1.88 4.01	10/29/2022(2) 12/04/2023(3) 11/10/2024(4) 11/12/2025(5) 12/15/2026(6) 1/3/2028(7) 2/19/2029(8) 1/27/2030(9) 1/19/2027(10)	9,360 78,060 97,845 101,985 78,954 143,640 240,300 196,000 53,600	Nil	Nil
Martin Schweizer VP, Technical Development	18,000 35,482 53,761 43,398 39,086 36,000 72,000 50,000 80,000	4.16 2.48 2.86 2.33 2.66 0.69 0.23 1.88 4.01	10/29/2022(2) 12/04/2023(3) 11/10/2024(4) 11/12/2025(5) 12/15/2026(6) 1/3/2028(7) 2/19/2029(8) 1/27/2030(9) 1/19/2027(10)	9,360 78,060 97,845 101,985 78,954 143,640 320,400 140,000 53,600	Nil	Nil

Notes:

(1) Based on the closing price on March 31, 2021 of $4.68 per share on the TSX.

(2) These options vested as to 1/3 on each of October 29, 2013, October 29, 2014 and October 29, 2015.

(3) These options vested as to 1/3 on each of December 4, 2014, December 4, 2015 and December 4, 2016.

(4) These options vested as to 1/3 on November 10, 2015, November 10, 2016 and November 10, 2017.

(5) These options vested as to 1/3 on November 12, 2016, November 12, 2017 and November 12, 2018.

(6) These options vested as to 1/3 on each of December 15, 2017, December 15, 2018 and December 15, 2019.

(7)  These options vested as to 1/3 on each of January 3, 2019, January 3, 2020 and  January 3, 2021.

(8) These options vested as to 1/3 on February 19, 2020 and February 19, 2021 and will vest as to 1/3 on February 19, 2022.

(9)  These options vested as to 1/3 on January 27, 2021 and will vest as to 1/3 on each of January 27, 2022 and January 27, 2023, respectively.

(10) These options vest as to 1/3 on each of January 19, 2022, January 19, 2023 and January 2024, respectively.

Value Vested or Earned during Fiscal Year Ended March 31, 2021

The following table sets forth, for each Named Executive Officer, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive plan compensation during the twelve month period ended March 31, 2021.

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Johann F. Tergesen	196,594(2)	Nil	Nil
Jade Cheng	170,139(2)	Nil	Nil

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Randy Willardsen	181,993(2)	Nil	Nil
Dorothy Law	170,139(2)	Nil	Nil
Martin Schweizer	184,219(2)	Nil	Nil

Notes:

(1) See the "Outstanding Option Based and Share Based Awards" table for NEOs (above) for more information on the options awarded to NEOs.

(2) Based on the closing price on December 31, 2020 of $3.44 per share on the TSX (given no trading on January 3, 2021), the closing price on January 27, 2021 of $4.07 per share on the TSX and the closing price on February 19, 2021 of $5.01 per share on the TSX.

Employment and Consulting Contracts with Named Executive Officers

Burcon has entered into employment agreements with the following Named Executive Officers below:

Johann F. Tergesen

Mr. Tergesen is the Corporation's President and Chief Executive Officer and has been an employee of Burcon since September 1, 2001.  However, no written employment agreement had been entered into between Burcon and Mr. Tergesen until June 21, 2011 when the Corporation entered into a written employment agreement with Mr. Tergesen to formalize the terms of his employment.  Mr. Tergesen was the Chief Operating Officer of the Corporation from September 2000 until January 15, 2019.  When Mr. Allan Yap resigned from his position of Chief Executive Officer, Mr. Tergesen was appointed as Chief Executive Officer on the same date.  Under the terms of Mr. Tergesen's employment agreement, Mr. Tergesen is entitled to an annual base salary, and, at the discretion of Corporation, participation in the Corporation's incentive program, including, but not limited to, any bonus, share option, share purchase, share bonus or financial assistance program or plan and participation in the benefits plan available to senior staff from time to time.

Although Mr. Tergesen's employment agreement commenced on June 21, 2011, the Board agreed to apply Mr. Tergesen's salary retroactively to May 2010, which was the time at which the Compensation Committee first began its review and negotiation of the terms of employment with Mr. Tergesen.  The retroactive salary amount paid for the period from May 1, 2010 to March 31, 2011 totalled to $73,333.  Total compensation paid to Mr. Tergesen during fiscal 2021, 2020 and 2019 is disclosed in the Summary Compensation Table.  During fiscal year 2021, Mr. Tergesen's base salary was reviewed by the Compensation Committee.  Upon the recommendation of the Compensation Committee, the Board approved a $20,000 increase to Mr. Tergesen's salary.  In addition, Mr. Tergesen was paid a bonus of $50,000 to compensate him for his contributions to Burcon's achievement of various corporate objectives during fiscal years 2020 and 2021.

Mr. Tergesen's employment agreement has an indefinite term and may be terminated by Mr. Tergesen at any time by providing two months' notice in writing to the Corporation.  In the event that the Corporation terminates Mr. Tergesen's employment without cause, Mr. Tergesen is entitled to payment of salary and any amounts owing to him under any applicable incentive program earned up to and including the last day of employment and (a) notice of termination or salary in lieu thereof equal to 18 months' salary, plus one month of additional salary for each year of continuous employment with the Corporation from the effective date of his employment agreement up to a maximum of 24 months (the "Notice Period"), (b) continuation of coverage of British Columbia medical services plan and extended health and dental coverage where such continuation of coverage is permitted by the terms of the benefits plan during the Notice Period or until Mr. Tergesen obtains alternative employment, whichever is earlier; and (c) where the terms of the Corporation's applicable share option plan permits an optionee to do so, Mr. Tergesen shall be deemed to be a "Service Provider" as that term is defined in the Corporation's share option plan until the last day of the Notice Period and he will be permitted to exercise any options he may hold during that time period.

Mr. Tergesen's employment agreement contains provisions with respect to non-competition and non-solicitation during the term of the employment agreement and for a period of 12 months following the termination of his employment for any reason.

In the event of a change of control, Mr. Tergesen may elect to terminate his employment agreement.  If he does so, then the Corporation will pay a severance payment of salary equal to 18 months plus one additional month's salary per year of continuous service with the Corporation from the effective date of the employment agreement up to a maximum of 24 months' salary. Pursuant to the Corporation's Amended and Restated 2001 Share Option Plan, a change of control is an "Accelerated Vesting Event".  If an Accelerated Vesting Event occurs and TSX approval is obtained, Mr. Tergesen will be entitled to exercise each option held by him at any time on or before the expiry date of such option, provided that the Accelerated Vesting Event must have occurred on or before the last day on which Mr. Tergesen worked for Burcon.

Jade Cheng

Ms. Cheng entered into an employment agreement with the Corporation on March 1, 2011.  Prior thereto, Ms. Cheng had been providing her services as the Corporation's Chief Financial Officer pursuant to the management services agreement between the Corporation and Burcon Group Limited.    The terms of Ms. Cheng's employment agreement are similar to those of Mr. Tergesen's agreement.  Under the terms of Ms. Cheng's employment agreement, Ms. Cheng is entitled to an annual base salary, and, at the discretion of the Corporation, participation in the Corporation's incentive program, including, but not limited to, any bonus, share option, share purchase, share bonus or financial assistance program or plan and participation in the benefits plan available to senior staff from time to time.

Although Ms. Cheng's employment agreement commenced on March 1, 2011, the Board agreed to apply Ms. Cheng's salary retroactively to May 2010, which was the time at which the Compensation Committee first began its review and negotiation of the terms of employment with Ms. Cheng.  The retroactive salary component of $52,500 was paid to Ms. Cheng in March, 2011.  Ms. Cheng's salary was adjusted in fiscal 2016.  Total compensation paid to Ms. Cheng during fiscal 2021, 2020 and 2019 is disclosed in the Summary Compensation Table. During fiscal year 2021, Ms. Cheng's base salary was reviewed by the Compensation Committee.  Upon the recommendation of the Compensation Committee, the Board approved a $23,000 increase to Ms. Cheng's salary.  In addition, Ms. Cheng was paid a bonus of $25,000 to compensate her for her contributions to Burcon's achievement of various corporate objectives during fiscal years 2020 and 2021.

Ms. Cheng's employment agreement has an indefinite term and may be terminated by Ms. Cheng at any time by providing two months' notice in writing to the Corporation.  In the event that the Corporation terminates Ms. Cheng's employment without cause, Ms. Cheng is entitled to payment of salary and any amounts owing to her under any applicable incentive program earned up to and including the last day of employment and (a) notice of termination or salary in lieu thereof equal to 18 months' salary, plus one month of additional salary for each year of continuous employment with the Corporation from the effective date of her employment agreement up to a maximum of 24 months (the "Notice Period"), (b) continuation of coverage of British Columbia medical services plan and extended health and dental coverage where such continuation of coverage is permitted by the terms of the benefits plan during the Notice Period or until Ms. Cheng obtains alternative employment, whichever is earlier; and (c) where the terms of the Corporation's applicable share option plan permits an optionee to do so, Ms. Cheng shall be deemed to be a "Service Provider" as that term is defined in the Corporation's share option plan until the last day of the Notice Period and she will be permitted to exercise any options she may hold during that time period.

Ms. Cheng's employment agreement contains provisions with respect to non-competition and non-solicitation during the term of the employment agreement and for a period of 12 months following the termination of her employment for any reason.

In the event of a change of control, Ms. Cheng may elect to terminate her employment agreement.  If she does so, then the Corporation will pay a severance payment of salary equal to 18 months plus one additional month salary per year of continuous service with the Corporation from the effective date of the employment agreement up to a maximum of 24 month's salary.  Pursuant to the Corporation's Amended and Restated 2001 Share Option Plan, a change of control is an "Accelerated Vesting Event".  If an Accelerated Vesting Event occurs and TSX approval is obtained, Ms. Cheng will be entitled to exercise each option held by her at any time on or before the expiry date of such option, provided that the Accelerated Vesting Event must have occurred on or before the last day on which Ms. Cheng worked for Burcon.

Randy Willardsen

Mr. Randy Willardsen is a consultant of Burcon.  The following is a summary of the terms of his consulting contract with the Corporation.

Mr. Willardsen was initially engaged as a consultant of Burcon in April 1999 to evaluate the commercial viability of the canola protein extraction and purification process (the "Process") of B.M.W. Canola Inc. ("BMW").  Burcon acquired BMW in October 1999 and changed BMW's name to Burcon NutraScience (MB) Corp.  ("Burcon-MB").  By an agreement dated November 30, 2001, Burcon engaged Mr. Willardsen as a consultant to assist with the commercialization of the Process.  He was appointed as Senior Vice President, Process of the Corporation on November 30, 2001.  Mr. Willardsen and the Corporation entered into a new Management Consulting Agreement (the "Consulting Agreement") on December 19, 2007, which was amended on December 15, 2008, May 4, 2011 and July 31, 2019.

The Consulting Agreement had an initial term of 18 months, but automatically renews for successive one year periods unless either the Consultant or the Corporation terminates the Consulting Agreement 30 days prior to the end of the term.  The initial fee paid to Mr. Willardsen was US$6,500 per month.  In May 2011, the fee was increased to US$8,000 per month.  Mr. Willardsen will devote up to 20 hours per week to perform the services set out under the Consulting Agreement.  After the formation of Merit Functional Foods Corporation ("Merit Foods") by Burcon and the other shareholders of Merit Foods, Burcon and Merit Foods entered into a services agreement pursuant to which Burcon and Burcon-MB will provide services to Merit Foods in connection with the commercialization efforts of Merit Foods of Burcon's pea and canola protein technologies.  As a result, Mr. Willardsen increased the time he spent performing the services.  In order to compensate Mr. Willardsen for the increased amount of time spent, Burcon and Mr. Willardsen entered into an amendment to the Consulting Agreement dated July 31, 2019, pursuant to which he would paid at a rate of US$100 per hour rather than a monthly fee.

The Consulting Agreement may be terminated by either party to the agreement with written notice to the other party of not less than 30 days.  The Consulting Agreement does not provide for payment in the event of a change of control.

Dorothy K.T. Law

Ms. Law entered into an employment agreement with the Corporation on March 1, 2011.  Prior thereto, Ms. Law had been providing her services as the Corporation's Senior Vice President, Legal and Corporate Secretary pursuant to the management services agreement between the Corporation and Burcon Group Limited.  The terms of Ms. Law's employment agreement are similar to those of Mr. Tergesen's and Ms. Cheng's agreements.  Under the terms of Ms. Law's employment agreement, Ms. Law is entitled to an annual base salary, and, at the discretion of the Corporation, participation in the Corporation's incentive program, including, but not limited to, any bonus, share option, share purchase, share bonus or financial assistance program or plan and participation in the benefits plan available to senior staff from time to time.

Although Ms. Law's employment agreement commenced on March 1, 2011, the Board agreed to apply Ms. Law's salary retroactively to May 2010, which was the time at which the Compensation Committee first began its review and negotiation of the terms of employment with Ms. Law.  The retroactive salary component of $40,917 was paid to Ms. Law in March, 2011.  Ms. Law's salary was adjusted in fiscal 2016.  Total compensation paid to Ms. Law during fiscal 2021, 2020 and 2019 is disclosed in the Summary Compensation Table.  Ms. Law is employed on a part-time basis.  During fiscal year 2021, Ms. Law's base salary was reviewed by the Compensation Committee.  Upon the recommendation of the Compensation Committee, the Board approved a $20,200 increase to Ms. Law's salary.  In addition, Ms. Law was paid a bonus of $55,000 to compensate her for her contributions to Burcon's achievement of various corporate objectives during fiscal years 2020 and 2021 and for working on a full-time basis during the period.

Ms. Law's employment agreement has an indefinite term and may be terminated by Ms. Law at any time by providing two months' notice in writing to the Corporation.  In the event that the Corporation terminates Ms. Law's employment without cause, Ms. Law is entitled to payment of salary and any amounts owing to her under any applicable incentive program earned up to and including the last day of employment and (a) notice of termination or salary in lieu thereof equal to 18 months' salary, plus one month of additional salary for each year of continuous employment with the Corporation from the effective date of her employment agreement up to a maximum of 24 months (the "Notice Period"), (b) continuation of coverage of British Columbia medical services plan and extended health and dental coverage where such continuation of coverage is permitted by the terms of the benefits plan during the Notice Period or until Ms. Law obtains alternative employment, whichever is earlier; and (c) where the terms of the Corporation's applicable share option plan permits an optionee to do so, Ms. Law shall be deemed to be a "Service Provider" as that term is defined in the Corporation's share option plan until the last day of the Notice Period and she will be permitted to exercise any options she may hold during that time period.

Ms. Law's employment agreement contains provisions with respect to non-competition and non-solicitation during the term of the employment agreement and for a period of 12 months following the termination of her employment for any reason.

In the event of a change of control, Ms. Law may elect to terminate her employment agreement.  If she does so, then the Corporation will pay a severance payment of salary equal to 18 months plus one additional month salary per year of continuous service with the Corporation from the effective date of the employment agreement up to a maximum of 24 month's salary.  Pursuant to the Corporation's Amended and Restated 2001 Share Option Plan, a change of control is an "Accelerated Vesting Event".  If an Accelerated Vesting Event occurs and TSX approval is obtained, Ms. Law will be entitled to exercise each option held by her at any time on or before the expiry date of such option, provided that the Accelerated Vesting Event must have occurred on or before the last day on which Ms. Law worked for Burcon.

 Martin Schweizer

Dr. Schweizer entered into an employment agreement with Burcon-MB on March 21, 2002 and commenced his employment in May 2002 as a process engineering specialist.  Since January 2003, Dr. Schweizer has overseen Burcon's research and development efforts at its Winnipeg Technical Centre.  Dr. Schweizer was appointed as the Corporation's Vice President, Technical Development in September 2009.  Total compensation paid to Dr. Schweizer during fiscal 2021, 2020 and 2019 is disclosed in the Summary Compensation Table.  During fiscal year 2021, Dr. Schweizer's base salary was reviewed by the Compensation Committee.  Upon the recommendation of the Compensation Committee, the Board approved a $11,417 increase to Dr. Schweizer's salary.

Dr. Schweizer's employment agreement has an indefinite term and may be terminated by Dr. Schweizer at any time by providing one months' notice in writing to the Corporation.  In the event that the Corporation terminates Dr. Schweizer's employment without cause, Dr. Schweizer is entitled to notice required by legislation or payment in lieu of notice or a combination of notice and payment under the employment agreement.

Dr. Schweizer's employment agreement contains provisions with respect to non-competition and non-solicitation during the term of the employment agreement and for a period of 12 months following the termination of his employment for any reason.  Dr. Schweizer's employment agreement does not provide for payment in the event of a change of control.

Estimated Termination Payments

The table below reflects amounts payable to the Named Executive Officers, assuming their employment was terminated on March 31, 2021 either without cause or upon change of control of the Corporation.

Name	Termination Other than for Cause ($)	Continued Benefits ($)	Termination Upon Change of Control ($)
Johann F. Tergesen	590,000	8,350	590,000
Jade Cheng	400,000	8,350	400,000
Randy Willardsen	See Note 1 below	Nil	See Note 1 below
Dorothy Law	300,000	8,350	300,000
Martin Schweizer	25,154	616	25,154

Note:

(1) Mr. Willardsen is paid on an hourly basis.  If his agreement is terminated without cause, then the Corporation will provide written notice to Mr. Willardsen of not less than 30 days and pay what is due and owing during the notice period.

Compensation of Directors

Burcon compensation program for its directors comprises of an annual retainer fee, a fee for meeting attendance and incentive stock options.  Each non-management director of Burcon is paid an annual retainer of $7,500 ("Annual Retainer") and $750 for attendance at each committee or Board meeting.  The non-management director annual retainer and per meeting fee has remained the same since 2004.  For the financial year ended March 31, 2021, Burcon paid $57,771 in Annual Retainer fees and an aggregate of $101,250 to directors for attendance at committee and Board meetings during the year.  There were no management directors on the Board during fiscal year 2021.  During the year ended March 31, 2021, the non-management directors of Burcon included Alan Chan, Rosanna Chau, J. Douglas Gilpin, David Ju, Peter H. Kappel, David Lorne John Tyrrell, Calvin Chi Leung Ng and Debora S. Fang.

Incentive stock options to directors are granted by the Board, based on the recommendations of the Compensation Committee. The Board reviews the Compensation Committee's recommendations regarding grants of option prior to approval them.  Upon grant, director incentive stock options vest immediately, unless otherwise determined by the Board.  Mr. J. Douglas Gilpin and Dr. Tyrrell also received additional options for the year ended March 31, 2021 as chair of the audit committee and chairman of the Board, respectively.

In its benchmarking review, Hugessen noted that the design of Burcon's director pay program is generally in line with peer practices and saw no need to amend the pay levels or design in the near term.  Hugessen recommended that as the Corporation's cash flow position strengthens in the future, the Board may consider adjusting the pay mix to more evenly weighting between cash and equity and the potential of moving from director stock options to deferred share units.

Director Compensation Table

During the most recently completed fiscal year ended March 31, 2021, each non-management director of Burcon received total compensation for services provided to Burcon in his or her capacity as director as follows:

Name(1)	Fees earned(2)(3) ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
Alan Chan	16,500	Nil	108,402(4)	Nil	Nil	Nil	124,902
Rosanna Chau	14,250	Nil	108,402(4)	Nil	Nil	Nil	122,652
J. Douglas Gilpin	24,000	Nil	135,503(4)	Nil	Nil	Nil	159,503
David Ju	19,500	Nil	108,402(4)	Nil	Nil	Nil	127,902
Peter H. Kappel	27,750	Nil	271,005(4)	Nil	Nil	Nil	298,755
David Lorne John Tyrrell	24,000	Nil	230,355(4)	Nil	Nil	Nil	254,355
Calvin Chi Leung Ng	15,750	Nil	108,402(4)	Nil	Nil	Nil	124,152
Debora S. Fang	17,271	Nil	198,103(4)	Nil	Nil	Nil	215,374

Notes:

(1) Ms. Jeanne McCaherty was appointed to the board of directors of the Corporation on July 8, 2021, which was after the year end date of March 31, 2021.  Therefore, she does not appear on the above table.

(2) Each non-management director is paid a fee of $750 per meeting for attendance at each Board or committee meeting.

(3) Each non-management director is paid an annual retainer of $7,500.  See "Director Compensation".

(4) In determining the fair value of the option awards, the Black-Scholes option pricing model was used and was calculated in accordance with IFRS 2, Share-based payment, with the following assumptions:

Assumptions (weighted average)	2021
Risk-free interest rate:	0.46%
Dividend rate:	0%
Expected forfeitures:	7.17%
Expected volatility in the market price of shares:	79.23%
Expected life:	6.25 years
Fair value per option:	$2.62

Outstanding Option-Based and Share-Based Awards

The following table sets forth, for each non-management director, all of the option-based and share-based grants and awards outstanding on March 31, 2021.

	Option-based Awards				Share Based Awards
Name(1)	Number of securities underlying unexercised options (#)	Option Exercise Price ($)	Option Expiration Date mm/dd/yyyy	Value of unexercised in-the- money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Alan Chan	20,000 20,000 20,000 20,000 24,462 21,382 20,000 30,000 30,000 40,000	8.05 4.16 2.48 2.86 2.33 2.66 0.69 0.23 1.88 4.01	11/16/2021(3) 10/29/2022(4) 12/04/2023(5) 11/10/2024(6) 11/12/2025(7) 12/15/2026(8) 1/3/2028(9) 2/19/2029(10) 1/27/2030(11) 1/19/2027(12)	0 10,400 44,000 36,400 57,486 43,192 79,800 133,500 84,000 26,800	N/A	N/A
Rosanna Chau	20,000 20,000 20,000 20,000 24,462 21,382 20,000 30,000 40,000	8.05 4.16 2.48 2.86 2.33 2.66 0.69 1.88 4.01	11/16/2021(3) 10/29/2022(4) 12/04/2023(5) 11/10/2024(6) 11/12/2025(7) 12/15/2026(8) 1/3/2028(9) 1/27/2030(11) 1/19/2027(12)	0 10,400 44,000 36,400 57,486 43,192 79,800 84,000 26,800	N/A	N/A
J. Douglas Gilpin	40,000 20,000 20,000 20,000 24,462 21,382 20,000 30,000 40,000 50,000	6.78 4.16 2.48 2.86 2.33 2.66 0.69 0.23 1.88 4.01	09/22/2021(13) 10/29/2022(4) 12/04/2023(5) 11/10/2024(6) 11/12/2025(7) 12/15/2026(8) 1/3/2028(9) 2/19/2029(10) 1/27/2030(11) 1/19/2027(12)	0 10,400 44,000 36,400 57,486 43,192 79,800 133,500 112,000 33,500	N/A	N/A
David Ju	30,000 30,000 30,000 40,000	0.69 0.23 1.88 4.01	1/3/2028(9) 2/19/2029(10) 1/27/2030(11) 1/19/2027(12)	119,700 133,500 84,000 26,800	N/A	N/A
Peter H. Kappel	41,120 21,382 70,000 100,000	2.76 2.66 1.88 4.01	2/22/2026(14) 12/15/2026(8) 1/27/2030(11) 1/19/2027(12)	78,950 43,192 196,000 67,000	N/A	N/A

Name(1)	Number of securities underlying unexercised options (#)	Option Exercise Price ($)	Option Expiration Date mm/dd/yyyy	Value of unexercised in-the- money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
David Lorne John Tyrrell	20,000 20,000 20,000 20,000 24,462 21,382 50,000 85,000	8.05 4.16 2.48 2.86 2.33 2.66 1.88 4.01	11/16/2021(3) 10/29/2022(4) 12/04/2023(5) 11/10/2024(6) 11/12/2025(7) 12/15/2026(8) 1/27/2030(11) 1/19/2027(12)	0 10,400 44,000 36,400 57,486 43,192 140,000 56,950	N/A	N/A
Calvin Chi Leung Ng	30,000 40,000	1.88 4.01	1/27/2030(11) 1/19/2027(12)	84,000 26,800	N/A	N/A
Debora S. Fang	50,000 40,000	2.47 4.01	8/31/2030(15) 1/19/2027(12)	110,500 26,800	N/A	N/A

Notes:

(1) Ms. Jeanne McCaherty was appointed to the board of directors of the Corporation on July 8, 2021, which was after the year end date of March 31, 2021.  Therefore, she does not appear on the above table.

(2) Based on the March 31, 2021 closing price of $4.68 per share on the TSX.

(3) These options all vested on November 16, 2011.

(4) These options all vested on October 29, 2012.

(5) These options all vested on December 4, 2013.

(6) These options all vested on November 10, 2014.

(7) These options all vested on November 12, 2015.

(8)  These options all vested on December 15, 2016.

(9) These options all vested on January 3, 2018.

(10) These options all vested on February 19, 2019.

(11) These options all vested on January 27, 2020.

(12) These options all vested on January 19, 2021.

(13) These options all vested on September 22, 2011.

(14) These options all vested on February 22, 2016.

(15) These options all vested on August 31, 2020.

Value Vested or Earned during Fiscal Year Ended March 31, 2021

The following table sets forth, for each non-management director, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive plan compensation during the twelve month period ended March 31, 2021.

Name(1)	Option-based awards - Value vested during the year(2) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Alan Chan	23,200(3)	N/A	N/A
Rosanna Chau	23,200(3)	N/A	N/A
J. Douglas Gilpin	29,000(3)	N/A	N/A
Peter H. Kappel	58,000(3)	N/A	N/A

Name(1)	Option-based awards - Value vested during the year(2) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
David Lorne John Tyrrell	49,300(3)	N/A	N/A
David Ju	23,200(3)	N/A	N/A
Calvin Chi Leung Ng	23,200(3)	N/A	N/A
Debora S. Fang	23,200(3)(4)	N/A	N/A

Notes:

(1) Ms. Jeanne McCaherty was appointed to the board of directors of the Corporation on July 8, 2021, which was after the year end date of March 31, 2021.  Therefore, she does not appear on the above table.

(2) See the "Outstanding Option-Based and Share-Based Awards" table for directors (above) for more information on the options awarded to directors.

(3) Based on the January 19, 2021 closing price of $4.59 per share on the TSX.

(4) Based on August 31, 2020 closing price of $2.38 per share on the TSX.

Executive Compensation-Related Fees

 No fees were billed by any consultant or advisors for services related to determining compensation for the Corporation's directors and executive officers and employees for the two years ended March 31, 2021 and March 31, 2020.  Hugessen Consulting Inc. of Toronto, Ontario was engaged on April 1, 2021 to assist the Compensation Committee to conduct a review of the compensation structure for Corporation's directors or officers.  Hugessen's mandate and findings have been discussed above.  Hugessen billed Burcon $23,275 for these services.  As discussed in "Corporate Governance Disclosure", Hugessen was engaged on July 6, 2020 to conduct a review of the Corporation's corporate governance practices and policies.  Hugessen billed Burcon $14,400 for these services.

ADDITIONAL INFORMATION

Indebtedness of Directors and Executive Officers

None of the directors or executive officers of Burcon or any subsidiary thereof, or any associate or affiliate of any of them, is or has been indebted to Burcon or its subsidiaries, or to another entity where any indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Burcon or any of its subsidiaries.

Interest of Certain Persons in Matters to be Acted Upon

Other than as set forth in this Management Proxy Circular, no person who has been a director or executive officer of Burcon at any time since the beginning of the last fiscal year, nor any individual proposed to be a director or officer of Burcon, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

Interest of Informed Persons in Material Transactions

To the knowledge of Burcon's management, no other insider or nominee for election as a director of Burcon, or any associate or affiliate of any such persons, had any interest in any material transaction during the year ended March 31, 2021, or has any interest in any proposed transaction that has materially affected or would materially affect Burcon or any of its subsidiaries.

Requesting Documentation

Additional information relating to Burcon can be found on the SEDAR website at www.SEDAR.com. Shareholders may obtain copies of Burcon's financial statements and management's discussion and analysis ("MD&A") by written request to Burcon at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2, Attn.: Corporate Secretary.  Financial information is provided in Burcon's comparative financial statements and MD&A for its most recently completed financial year.

DIRECTORS' APPROVAL

The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of Burcon.

DATED at Vancouver, British Columbia, as of the 28th day of July, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

"Johann F. Tergesen"

Johann F. Tergesen
President and Chief Executive Officer

Schedule "A"

RESTRICTED SHARE UNIT PLAN

RESTRICTED SHARE UNIT PLAN

BURCON NUTRASCIENCE CORPORATION
RESTRICTED SHARE UNIT PLAN

ARTICLE 1

INTRODUCTION

1.1 Purposes

The purposes of this Plan are to: (i) promote a greater alignment of interests between directors, executive officers, employees and Consultants of the Company and its Affiliates and shareholders; (ii) assist the Company and its Affiliates to attract and retain individuals with experience and ability to serve as directors, executive officers, key employees and Consultants; and (iii) allow the Eligible Persons to participate in the long-term success of the Company.

1.2 Definitions

As used in this Plan, the following terms have the following meanings:

(a) "Affiliate" has the meaning set forth in Part I of the TSX Company Manual;

(b) "Applicable Law" means any applicable provision of law, domestic or foreign, including, without limitation, applicable employment standards legislation (if applicable to an Eligible Person) and applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder, and all stock exchange requirements applicable to the Company;

(c) "Black-Out Period" means the period of time required by Applicable Law when, pursuant to any policies or determinations of the Company, securities of the Company may not be traded by Insiders or other specified persons;

(d) "Board" means the board of directors of the Company, as constituted from time to time;

(e) "Business Day" means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Vancouver, British Columbia for the transaction of business;

(f) "Cause" means, if not defined in an Eligible Person's written agreement with the Company or its Affiliates, any act, omission or course of conduct recognized as cause for dismissal under Applicable Law, including, without limitation, embezzlement, theft, fraud, willful failure to follow any lawful directive of the Company and willful misconduct detrimental to the interests of the Company;

(g) "Change of Control" means: (i) a sale, lease or other disposition of all or substantially all of the assets of the Company; or (ii) any transaction or series of related transactions, including without limitation a reorganization of the Company, an amalgamation of the Company, an arrangement involving the Company, a take-over bid (as that term is defined in National Instrument 62-104 - Take Over Bids and Issuer Bids) for all of the Common Shares, whether or not the Company is a party thereto, after giving effect to which in excess of fifty percent (50%) of the Company's voting power is owned directly, or indirectly through one or more entities, by any person and its Affiliates or associates.

A

Notwithstanding the foregoing, with respect to Restricted Share Units awarded to U.S. Eligible Persons, to the extent that such Restricted Share Units become payable as a result of a Change of Control, then notwithstanding Section 7.3 or anything else in the Plan, redemption/payment will be accelerated upon the Change of Control only if such Change of Control constitutes a "change in control event" as contemplated by Section 409A of the Code, and if it does not constitute such a "change in control event", then such Restricted Share Units, including those that become vested upon the Change of Control, will be redeemed/paid on the U.S. Redemption Date in accordance with Section 4.1 of the Plan.

(h) "Code" means the U.S. Internal Revenue Code of 1986, as amended from time to time and the Treasury Regulations promulgated thereunder;

(i) "Committee" means the Board, or such other committee of the Board designated by the Board from time to time;

(j) "Common Shares" means the common shares of the Company;

(k) "Company" means Burcon NutraScience Corporation;

(l) "Consultant" means an individual, other than an employee, executive officer or director of the Company or of an Affiliate, that, for a period of 12 months or more: (i) is engaged to provide services to the Company or an Affiliate, other than services provided in relation to a distribution of the Company's securities or directly or indirectly promoting or maintaining a market for the Company's securities; (ii) provides the services under a written contract with the Company or an Affiliate; and (iii) spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate;

(m) "continuing entity" has the meaning given thereto in Section 7.3(a);

(n) "Designated Vesting Date" means the vesting date specified in the Restricted Share Unit Grant Agreement, without regard to any acceleration of vesting that may occur as a result of the operation of the Plan or at the discretion of the Committee;

(o) "Dividend Equivalents" means a bookkeeping entry whereby each Restricted Share Unit is credited with the equivalent amount of the dividends paid on a Common Share in accordance with Section 3.6;

(p) "Eligible Person" has the meaning given thereto in Section 2.1;

(q) "Grant Date" means any date determined from time to time by the Committee as a date on which a grant of Restricted Share Units will be made to one or more Eligible Persons under this Plan;

(r) "Insider" means a "reporting insider" of the Company as defined in National Instrument 55-104 - Insider Reporting Requirements and Exemptions and the TSX Company Manual in respect of the rules governing security-based compensation arrangements, each as amended from time to time;

(s) "Market Value" means at any date when the market value of the Common Shares is to be determined, the closing price of the Common Shares on the trading day prior to such date on the TSX or any other stock exchange on which the Common Shares are listed, or if the Common Shares are not listed on any stock exchange, the value as is determined solely by the Board, acting reasonably and in good faith based on the reasonable application of a reasonable valuation method that, with respect to Restricted Share Units of a U.S. Eligible Person, is not inconsistent with Section 409A of the Code, and with respect to Restricted Share Units of an Eligible Person who is not a U.S. Eligible Person, is not inconsistent with Canadian tax law;

(t) "Permanent Disability" shall be defined in the same manner as such term or a similar term is defined in the long-term disability policy maintained by the Company or an Affiliate thereof in which the Eligible Person participates as of the Eligible Person's Termination Date, unless the Board determines otherwise in its discretion and sets forth an alternative definition in the applicable Restricted Share Unit Grant Agreement;

(u) "Plan" means this Burcon NutraScience Corporation Restricted Share Unit Plan, as amended from time to time;

(v) "Redemption Date" means, with respect to an Eligible Person who is not a U.S. Eligible Person, the earliest of: (i) December 31 of the third year following the year in respect of which the Restricted Share Units were awarded; (ii) the Eligible Person's Termination Date; (iii) the date determined in accordance with the provisions of Section 7.3 on a Change of Control; or (iv) the date determined by the Board in its sole discretion;

(w) "Restricted Share Unit" means a unit equivalent in value to a Common Share, created by means of a bookkeeping entry in the books of the Company in accordance with Article 3, that, subject to the terms of this Plan, entitle an Eligible Person to receive a newly issued Common Share, or at the election of the Company either an amount of cash equal to the Market Value of a Common Share or a Common Share acquired on a public exchange, in the future unless such Restricted Share Unit expires prior to being redeemed;

(x) "Restricted Share Unit Account" has the meaning given thereto in Section 3.4;

(y) "Restricted Share Unit Grant Agreement" has the meaning given thereto in Section 2.5;

(z) "Security Based Compensation Arrangement" means any share rights incentive plan, share option, share option plan, employee share purchase plan in existence from time to time where the Company provides any financial assistance or matching mechanism, stock appreciation right or any other compensation or incentive mechanism involving the issuance or potential issuance of securities from the Company's treasury, including a purchase of Common Shares from treasury which is financially assisted by the Company by way of a loan guarantee or otherwise, but for greater certainty does not involve compensation arrangements which do not involve the issuance or potential issuance of securities from the Company's treasury;

(aa) "Separation from Service" means a separation from service as determined under Section 409A of the Code;

(bb) "Service Year" has the meaning given thereto in Section 3.2;

(cc) "Specified Employee" means a U.S. Eligible Person who is a "specified employee" as defined in Treas. Reg. §1.409A-1(i) using the identification methodology selected by the Company from time to time;

(dd) "Termination Date" means,(i)  with respect to an Eligible Person who is not a U.S. Eligible Person, the Eligible Person's last day of active employment or engagement whether that day is selected by agreement with the Eligible Person, unilaterally by the Company or otherwise. Unless required by applicable employment standards legislation or written agreement between an Eligible Person, active employment or engagement does not include any period of notice or any period of deemed employment or fee/salary continuation; and (ii) with respect to a U.S. Eligible Person, the date on which the U.S. Eligible Person has experienced a Separation from Service;

(ee) "TSX" means the Toronto Stock Exchange;

(ff) "TSX Company Manual" means the TSX Company Manual, as amended from time to time;

(gg) "U.S. Award Holder" shall mean any holder of Restricted Share Units who is a "U.S. person" (as defined in Rule 902(k) of Regulation S under the U.S. Securities Act) or who is holding or exercising Restricted Share Units in the United States;

(hh) "U.S. Eligible Person" means an Eligible Person who is a United States citizen, a United States permanent resident (as defined under U.S. tax law) and any other Eligible Person whose compensation income is otherwise subject to United States federal income tax, and in each case whose Restricted Share Units are subject to Section 409A of the Code;

(ii) "U.S. Payment Deadline" means, with respect to Restricted Share Units awarded to a U.S. Eligible Person, the latest date on which redemption/payment with respect to such Restricted Share Units can be made and considered timely for purposes of Section 409A of the Code. For greater certainty, redemption/payment will be considered timely for this purpose if such redemption/payment occurs on or after the U.S. Redemption Date and on or before December 31st of the year in which the U.S. Redemption Date occurs (or, if later, by the date that is two and one-half months following the U.S. Redemption Date and the U.S. Eligible Person shall have no ability to influence directly or indirectly the calendar year in which such redemption/payment occurs). Notwithstanding the foregoing, with respect to Specified Employees the U.S. Payment Deadline will be as set forth in Section 8.10.  Further, with respect to redemption/payment triggered by the U.S. Eligible Person's death, redemption/settlement will be timely if made within the time permitted under applicable Code Section 409A regulations;

(jj) "U.S. Redemption Date" with respect to vested Restricted Share Units awarded to U.S. Eligible Persons, unless otherwise provided in the applicable Restricted Share Unit Grant Agreement, means the earliest to occur of (i) the Designated Vesting Date as set forth in the Restricted Share Unit Grant Agreement; (ii) the date of a Change of Control (but only if the Change of Control also constitutes a "change in control event" within the meaning of Section 409A of the Code),(iii) the U.S. Eligible Person's Termination Date, and (iv) the date of the U.S. Eligible Person's death; Notwithstanding the foregoing, with respect to Specified Employees, the U.S. Redemption Date will be as set forth in Section 8.10;

(kk) "U.S. Securities Act" means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

(ll) "Vested Restricted Share Unit" means any Restricted Share Unit which has vested in accordance with the terms of this Plan and/or the terms of any applicable Restricted Share Unit Grant Agreement; and

(mm) "Vesting Date" has the meaning given thereto in Section 3.3.

1.3 Effective Date of Plan

This Plan was approved by the Board and shall take effect on July 20, 2021 (the "Effective Date").

ARTICLE 2
ELIGIBILITY AND PARTICIPATION

2.1 Eligibility

This Plan applies to those directors, executive officers, employees and Consultants of the Company and its Affiliates whom the Committee designates as eligible for the grant of Restricted Share Units pursuant to Section 3.1 (the "Eligible Person"). The Committee shall make such a designation prior to each Grant Date. Notwithstanding the foregoing, the Committee shall not grant Restricted Share Units to residents of the United States unless such Restricted Share Units and any Common Shares issuable upon settlement thereof are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

2.2 Rights Under this Plan

Subject to Article 5 and Article 6, an Eligible Person who has been granted Restricted Share Units shall continue to have rights in respect of such Restricted Share Units until such Restricted Share Units have been redeemed in accordance with Section 4.1.

2.3 Copy of Plan

The Company shall provide each Eligible Person with a copy of this Plan following the initial grant of Restricted Share Units to such Eligible Person and shall provide each Eligible Person with a copy of all amendments to this Plan.

2.4 Limitation on Rights

Nothing in this Plan shall confer on any director, executive officer, employee or Consultant any right to be designated as an Eligible Person or to be granted Restricted Share Units. There is no obligation for uniformity of treatment of Eligible Persons or any group of directors, executive officers, employees or Eligible Persons, whether based on salary or compensation, grade or level or organizational position or level or otherwise. A grant of Restricted Share Units to an Eligible Person on one or more Grant Dates shall not be construed to create a right to a grant of Restricted Share Units on a subsequent Grant Date.

2.5 Grant Agreements

Each grant of Restricted Share Units shall be evidenced by a written agreement executed by the Eligible Person in substantially the form attached hereto as Schedule "A" (the "Restricted Share Unit Grant Agreement"). An Eligible Person will not be entitled to any grant of Restricted Share Units or any benefit of this Plan unless the Eligible Person agrees with the Company to be bound by the provisions of this Plan. By entering into an agreement described in this Section 2.5 each Eligible Person shall be deemed conclusively to have accepted and consented to all terms of this Plan and all bona fide actions or decisions made by the Committee. Such terms and consent shall also apply to and be binding on the legal representative, beneficiaries, heirs and successors of each Eligible Person.

2.6 Maximum Grants

Notwithstanding any provision herein:

(a) the aggregate number of Common Shares which may be issuable upon the redemption of all Restricted Share Units under this Plan shall not exceed 1% of the issued and outstanding Common Shares of the Company as at the Effective Date, being 1,084,879 Common Shares. If a Restricted Share Unit expires, is forfeited or is cancelled for any reason, the Common Share(s) subject to that Restricted Share Unit shall again be available for grant under this Plan, subject to any required prior approval of the TSX.

(b) the maximum number of Common Shares issuable to Insiders and their associates at any time pursuant to the redemption of Restricted Share Units granted under this Plan, including Common Shares issuable under any other Security Based Compensation Arrangement, shall not exceed 10% of the Common Shares issued and outstanding from time to time (calculated on a non-diluted basis);

(c) the maximum number of Common Shares that may be issued to Insiders and their associates within any one-year period pursuant to the redemption of Restricted Share Units granted under this Plan, including Common Shares issued pursuant to any other Security Based Compensation Arrangement, shall not exceed 10% of the Common Shares issued and outstanding from time to time (calculated on a non-diluted basis); and

(d) any Restricted Share Unit granted pursuant to this Plan, or securities issued under any other Security Based Compensation Arrangement, prior to the Eligible Person becoming an Insider, shall be excluded for the purposes of the limits set out in Section 2.6(b) and section 2.6(c).

ARTICLE 3
RESTRICTED SHARE UNITS

3.1 Grant of Restricted Share Units

Immediately prior to each Grant Date, the Committee shall, in its sole discretion, designate Eligible Persons and determine the number of Restricted Share Units to be granted to each Eligible Person, provided that no Restricted Share Unit shall be granted if such grant would require shareholder approval under the rules of the TSX until such grant has been approved by shareholders of the Company.

3.2 Service Year

For greater certainty, notwithstanding any other provision herein, the granting of Restricted Share Units to any Eligible Person under this Plan in any calendar year shall either: (i) be awarded solely in respect of performance of such Eligible Person in the same calendar year as that including the Grant Date; or (ii) in respect of performance of such Eligible Person for the preceding calendar (in each case, the "Service Year"). In all cases, the Restricted Share Units shall be in addition to, and not in substitution for or in lieu of, ordinary salary and wages received by such Eligible Person in respect of his or her services to his or her employer. For certainty and clarity, unless otherwise agreed to between an Eligible Person and the Company, the vesting of any Restricted Share Unit shall commence upon the Grant Date.

3.3 Vesting Date

The Restricted Share Units granted pursuant to Section 3.1, together with any Restricted Share Units credited to the Eligible Person's account pursuant to Section 3.6, shall vest in accordance with the terms of the Restricted Share Unit Grant Agreement entered into in respect of such Restricted Share Units and the terms of the Plan. Each date on which a Restricted Share Unit vests shall be referred to as the "Vesting Date".

3.4 Crediting of Restricted Share Units

All Restricted Share Units to be credited to an Eligible Person will be credited to an account maintained for the Eligible Person on the books of the Company (a "Restricted Share Unit Account"). Restricted Share Units shall be credited to the Restricted Share Unit Account on the Grant Date.

3.5 Fractions

Notwithstanding any other provision of this Plan, where the determination of the number of Restricted Share Units which have vested on any particular Vesting Date would result in a fractional Restricted Share Unit, the number of Restricted Share Units credited to the Eligible Person shall be rounded down to the next whole number of Restricted Share Units. No fractional Common Shares shall be issued under this Plan nor shall cash be paid at any time in lieu of any such fractional Common Shares.

3.6 Credits for Dividends

An Eligible Person's account shall be credited with Dividend Equivalents in the form of additional Restricted Share Units on each dividend payment date in respect of which ordinary course cash dividends are paid on Common Shares. Such Dividend Equivalents shall be computed by dividing:

(a) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of Restricted Share Units recorded in the Eligible Person's Restricted Share Unit Account on the date for the payment of such dividend, by

(b) the Market Value of a Common Share as at the dividend payment date, rounded to the nearest one-thousandth of a Restricted Share Unit.

3.7 Capital Adjustments

In the event of the declaration of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, or other distribution (other than normal cash dividends) of the Company's assets to its shareholders, or any other change in the capital of the Company affecting Common Shares, the Committee will make such proportionate adjustments, if any, as the Committee, in its sole discretion may deem appropriate to reflect such change (for the purpose of preserving the value of the Restricted Share Units), with respect to: (i) the number or kind of shares or other securities reserved for issuance pursuant to this Plan; and (ii) the number or kind of shares or other securities subject to Restricted Share Units. However, no amount will be paid to, or in respect of, an Eligible Person under this Plan or pursuant to any other arrangement, and no Restricted Share Units will be granted to such Eligible Person to compensate for a downward fluctuation in the price of Common Shares, nor will any other form of benefit be conferred upon, or in respect of, an Eligible Person for such purpose.

3.8 Compliance with U.S. Securities Laws

Neither the Restricted Share Unit granted hereunder nor the Common Shares which may be acquired pursuant to the settlement of such awards have been registered under the U.S. Securities Act or under any securities law of any state of the United States and are considered "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act) and any Common Shares issued to a U.S. Award Holder shall be affixed with an applicable restrictive legend as set forth in the Restricted Share Unit Grant Agreement. The Restricted Share Units may not be offered, sold pledged or otherwise transferred, directly or indirectly, in the United States except pursuant to registration under the U.S. Securities Act and the securities laws of all applicable states or pursuant to available exemptions therefrom, and the Company has no obligation or present intention of filing a registration statement under the U.S. Securities Act in respect of any of the Restricted Share Units granted hereunder or the Common Shares underlying such Restricted Share Units, which could result in such U.S. Award Holder not being able to dispose of any Common Shares directly issued by the Company upon settlement of the Restricted Share Units for a considerable length of time. Each U.S. Award Holder or anyone who becomes a U.S. Award Holder, who is granted a Restricted Share Unit pursuant to this Plan in the United States, who is a resident of the United States or who is otherwise subject to the U.S. Securities Act or the securities laws of any state of the United States will be required to complete the Restricted Share Unit Grant Agreement which sets out the applicable United States restrictions.

ARTICLE 4

REDEMPTION OF RESTRICTED SHARE UNITS

4.1 Redemption of Restricted Share Units

Subject to the remaining provisions of this Article 4, on the Redemption Date, or the U.S. Redemption Date, as applicable, for each Vested Restricted Share Unit, the Company shall redeem all such Vested Restricted Share Units by issuing to the applicable Eligible Person(s) Common Shares from the Company's treasury in respect of the Restricted Share Units, each Vested Restricted Share Unit being redeemed for one Common Share, or at the election of the Company, either:

(a) cash in an amount equal to the Market Value of a Common Share on the Vesting Date; or

(b) a Common Share acquired by the Company through a broker on a public exchange, provided that if the Company elects to arrange for the purchase of a Common Share by a broker on behalf of the Eligible Person, the Company shall contribute to the broker an amount of cash sufficient, together with any reasonable brokerage fees or commission fees related thereto, to purchase the whole Common Share to which the Eligible Person is entitled and the broker shall purchase such Common Share on behalf of such Eligible Person on the public exchange, provided that, for greater certainty, no such determination shall be made during a Black-Out Period as contemplated by Section 6.3. No participant who is resident in the United States may settle Restricted Share Units in Common Shares unless such Common Shares are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

4.2 Final Deadline for Redemption

Notwithstanding any other provision of this Plan: (i) all Common Shares to be issued to, or amounts payable to, or in respect of, an Eligible Person in respect of a Restricted Share Unit shall be issued and/or paid within three years following the end of the Service Year in respect of which the Restricted Share Unit was granted;  and (ii) all Common Shares to be issued to, or amounts payable to, or in respect of, a U.S. Eligible Person in respect of a Restricted Share Unit shall be issued and/or paid no later than the U.S. Payment Deadline. For greater certainty, where an Eligible Person is both a U.S. Eligible Person and subject to taxation under the Income Tax Act (Canada) in respect of all or a portion of their Restricted Share Units, the earlier of (i) and (ii) above shall constitute the date by which all Common Shares are to be issued and/or amounts payable are to be paid in respect of a Restricted Share Unit.

4.3 Taxes and Other Source Deductions

As a condition of and prior to participation in this Plan, each Eligible Person authorizes the Company to withhold from any amount otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in this Plan. The Company shall also have the right in its sole discretion to satisfy any such liability for withholding or other required deduction amounts by requiring the Eligible Person to complete a sale in respect of such number of Common Shares, which have been issued and would otherwise be delivered to the Eligible Person under this Plan, and any amount payable from such sale will first be paid to the Company to satisfy any liability for withholding. The Company may require an Eligible Person, as a condition of participation in this Plan, to pay or reimburse the Company for any cost incurred by the Company as a result of the participation by the Eligible Person in this Plan.

Each Eligible Person, any beneficiary or the Eligible Person's estate, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such Eligible Person in connection with this Plan (including any taxes and penalties under any Applicable Law), and the Company shall not have any obligation to indemnify or otherwise hold such Eligible Person, beneficiary or estate harmless from any or all of such taxes and penalties.

4.4 Effect of Redemption

Upon the issuance of the Common Shares to an Eligible Person upon the redemption of Vested Restricted Share Units in accordance with section 4.1, the Vested Restricted Share Units shall be cancelled and struck from the books of the Company and such Eligible Person shall have no further rights, title or interest with respect to any Restricted Share Unit that has been redeemed.

ARTICLE 5

EVENTS AFFECTING ENTITLEMENT

5.1 Resignation

If an Eligible Person resigns from employment with the Company or its Affiliates before the Vesting Date of the Eligible Person's Restricted Share Units, the Eligible Person shall forfeit all rights, title and interest in the Restricted Share Units for which the Vesting Date is on or after the earlier of: (i) the date of delivery of the notice of resignation; and (ii) the effective date of the resignation.

5.2 Retirement or Permanent Disability

With respect to an Eligible Person who is not a U.S. Eligible Person, if such Eligible Person's employment or engagement with the Company or its Affiliates ceases as a result of such Eligible Person's Board approved retirement or Permanent Disability, any unvested Restricted Share Units held by such Eligible Person shall, at the discretion of the Committee, either: (i) continue to vest according to the vesting schedule set out in the applicable Restricted Share Unit Grant Agreement; or (ii) vest pro-rata on the Eligible Person's Termination Date based on the number of completed months of active service or employment between the Grant Date and the Vesting Date of such Restricted Share Units. With respect to a U.S. Eligible Person, if such Eligible Person's employment or engagement with the Company or its Affiliates ceases as a result of such Eligible Person's Board approved retirement or Permanent Disability, any unvested Restricted Share Units held by such Eligible Person shall vest pro-rata on the Eligible Person's Termination Date based on the number of completed months of active service or employment between the Grant Date and the Vesting Date of such Restricted Share Units. Such Vested Restricted Share Units will be payable in Common Shares or cash, in accordance with Section 4.1 hereof, based on the Market Value of the Common Shares on such Eligible Person's Termination Date (except as otherwise provided in Section 8.10 with regard to Specified Employees).

5.3 Termination for Cause

If an Eligible Person's employment or engagement with the Company or its Affiliates is terminated for Cause before the Vesting Date of the Eligible Person's Restricted Share Units, the Eligible Person shall forfeit all rights, title and interest in the Restricted Share Units for which the Vesting Date is on or after the date notice of termination is delivered to the Eligible Person.

5.4 Death of Eligible Person Prior to Redemption

If an Eligible Person's employment or engagement with the Company or its Affiliates ceases as a result of the death of the Eligible Person, any unvested Restricted Share Units held by such Eligible Person shall vest on the Eligible Person's Termination Date and the Company shall redeem all such Vested Restricted Share Units credited to the account of such Eligible Person under this Plan as soon as practical following the date of death in accordance with Section 4.1 with any Common Shares issuable upon such redemption being issued to the legal representatives of the estate of such Eligible Person.

5.5 Other Termination

Notwithstanding Subsection 3.3, if an Eligible Person's employment or engagement with the Company or its Affiliates ceases, for reasons other than as set out in Sections 5.1, 5.2, 5.3 and 5.4, before the Vesting Date of the Eligible Person's Restricted Share Units, any unvested Restricted Share Units held by such Eligible Person shall vest pro-rata on the Eligible Person's Termination Date based on the number of completed months of active service or employment between the Grant Date and the Vesting Date of such Restricted Share Units. Such Vested Restricted Share Units will be payable in Common Shares or cash, in accordance with Section 4.1 hereof, based on the Market Value of the Common Shares on such Eligible Person's Termination Date (except as otherwise provided in Section 8.10 with regard to Specified Employees).

Without limiting the generality of the foregoing, except as required by applicable employment standards legislation or written agreement between an Eligible Person and the Company or its Affiliates, no period of notice or payment in lieu of notice that follows an Eligible Person's last day of actual and active employment or engagement shall be deemed to extend an Eligible Person's period of employment or engagement for the purpose of determining his or her rights or entitlements under this Plan. An Eligible Person shall have no entitlement to damages or other compensation arising from or related to not receiving any awards which would have vested or accrued to an Eligible Person after the date of cessation of employment or if working notice of termination had been given. However, nothing herein is intended to limit any statutory entitlements or termination and such statutory entitlements shall, if required, apply despite this language to the contrary.

5.6 No Grants Following Last Day of Active Employment or Engagement

In the event of termination of any Eligible Person's employment or engagement with the Company or its Affiliates, such Eligible Person shall not be granted any Restricted Share Units pursuant to Section 3.1 or any Restricted Share Units in respect of Dividend Equivalents pursuant to Section 3.6 after the last day of active employment or engagement of such Eligible Person. Without limiting the generality of the foregoing and of Section 2.4 notwithstanding any other provision hereof, and notwithstanding any provision of any employment agreement between any Eligible Person and the Company, no Eligible Person will have any right to be awarded additional Restricted Share Units, and shall not be awarded any Restricted Share Units, pursuant to Section 3.1 after the last day of active employment or engagement of such Eligible Person on which such Eligible Person actually performs the duties of the Eligible Person's position, whether or not such Eligible Person receives a lump sum payment of salary or other compensation in lieu of notice of termination, or continues to receive payment of salary, benefits or other remuneration for any period following such last day of active employment or engagement. Notwithstanding any other provision hereof, or any provision of any employment or engagement agreement between the Company or its Affiliates and the Eligible Person, in no event will any Eligible Person have any right to damages in respect of any loss of any right to be awarded Restricted Share Units pursuant to Section 3.1 after the last day of active employment or engagement of such Eligible Person and, in the event of employment, no severance allowance, or termination settlement of any kind in respect of any Eligible Person will include or reflect any claim for such loss of right and no Eligible Person will have any right to assert, claim, seek or obtain, and shall not assert, claim, seek or obtain, any judgment or award which includes or reflects any such right or claim for such loss of right.

ARTICLE 6
ADMINISTRATION

6.1 Transferability of Restricted Share Units

Rights respecting Restricted Share Units shall not be transferable or assignable other than by will or the laws of descent and distribution.

6.2 Administration of this Plan

The Committee shall, in its sole and absolute discretion, but subject to applicable corporate, securities and tax law requirements: (i) interpret and administer this Plan; (ii) establish, amend and rescind any rules and regulations relating to this Plan; and (iii) make any other determinations that the Committee deems necessary or advisable for the administration and operation of this Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan in the manner and to the extent the Committee deems, in its sole and absolute discretion, necessary or desirable. Any decision of the Committee with respect to the administration and interpretation of this Plan shall be conclusive and binding on the Eligible Person and his or her legal representative. The Board may establish policies respecting minimum ownership of Common Shares of the Company by Eligible Persons and the ability to elect Restricted Shares Units to satisfy any such policy.

6.3 Black-Out Period

Notwithstanding any other provision of this Plan, if the Redemption Date of a Vested Restricted Share Unit falls on, or within the nine (9) Business Days immediately following a date upon which the settlement of such Vested Restricted Share Unit is prohibited due to a Black-Out Period or other trading restriction imposed by the Company, then the Redemption Date of such Vested Restricted Share Unit shall be automatically extended to the tenth (10th) Business Day following the date of the relevant Black-Out Period or other trading restriction imposed by the Company is lifted, terminated or removed. Notwithstanding the foregoing, for Restricted Share Units of a U.S. Eligible Person, no action will be undertaken under this Section 6.3 if it would result in extending the U.S. Redemption Date beyond the U.S. Payment Deadline, unless such extension would be permitted under Section 409A of the Code.

6.4 Records

The Company will maintain records indicating the number of Restricted Share Units credited to an Eligible Person under this Plan from time to time and the Grant Dates of such Restricted Share Units. Such records shall be conclusive as to all matters involved in the administration of this Plan.

6.5 Statements

The Company shall furnish annual statements to each Eligible Person indicating the number of Restricted Share Units credited to the Eligible Person and the Grant Dates of the Restricted Share Units and such other information that the Company considers relevant to the Eligible Person.

6.6 Legal Compliance

The Company shall ensure compliance with all Applicable Laws and legal requirements, including all applicable corporate and securities laws and regulations of any country, and any political subdivisions thereof, and the by-laws and regulations of any stock exchanges or other organized market on which the Common Shares may from time to time be listed or posed and any applicable provisions of the Income Tax Act (Canada), as amended or income tax legislation of any other jurisdiction.

ARTICLE 7
AMENDMENT AND TERMINATION

7.1 Amendment

(a) Subject to Sections 7.1(b) and 7.1(c) below and any applicable rules of the TSX, the Board may from time to time, in its absolute discretion and without the prior approval of holders of the Common Shares and other voting securities of the Company, suspend, discontinue or make the following amendments to this Plan or any Restricted Share Unit granted pursuant to this Plan, provided that with respect to Restricted Share Units of a U.S. Eligible Person, such action will be undertaken only in compliance with Code Section 409A:

(i) amend the vesting provisions of this Plan and any Restricted Share Unit;

(ii) amend this Plan, any Restricted Share Unit Grant Agreement or any Restricted Share Unit as necessary to comply with Applicable Law or the requirements of the TSX or any other regulatory body having authority over the Company, this Plan or the holders of Common Shares;

(iii) any amendment of a "housekeeping" nature, including, without limitation, to clarify the meaning of an existing provision of this Plan, correct or supplement any provision of this Plan that is inconsistent with any other provision of this Plan, correct any grammatical or typographical errors or amend the definitions in this Plan regarding administration of this Plan;

(iv) any amendment respecting the administration of this Plan; and

(v) any other amendment that does not require the approval of holders of the Common Shares under Section 7.1(b).

(b) Notwithstanding Section 7.1(a) above, the Board may not, without the approval of the holders of a majority of the Common Shares and other voting securities of the Company present and voting in person or by proxy at a meeting of shareholders of the Company, amend this Plan or any Restricted Share Unit granted pursuant thereto to:

(i) increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, issuable pursuant to this Plan;

(ii) extend the Redemption Date of any Restricted Share Unit granted under this Plan beyond the Redemption Date of the Restricted Share Unit determined at the date of grant in accordance with this Plan;

(iii) materially modify the eligibility requirements for participation in this Plan;

(iv) amend the limitations on the maximum number of Common Shares reserved or issued to Insiders under Sections 2.6(b) and 2.6(c) of this Plan;

(v) amend the restriction under Section 6.1 to permit an Eligible Person to transfer any Restricted Share Units to a new beneficial holder other than for estate settlement purposes; or

(vi) amend the amendment provisions of this Plan under this Section 7.1, unless the change to this Plan or a Restricted Share Unit granted pursuant thereto results from the application of Section 7.3.

(c) Unless a holder of Restricted Share Unit(s) otherwise agrees, the Board may not suspend, discontinue or amend this Plan or amend any outstanding Restricted Share Unit(s) in a manner that would adversely alter or impair any Restricted Share Unit(s) previously granted to an Eligible Person under this Plan, and any such suspension, discontinuance or amendment of this Plan or amendment to any Restricted Share Unit(s) shall apply only in respect of Restricted Share Units granted on or after the date of such suspension, discontinuance or amendment. No suspension, discontinuance or amendment of this Plan or amendment to any Restricted Share Unit(s) may contravene the requirements of the TSX or any securities commission or regulatory body to which this Plan, the Restricted Share Unit(s) or the Company is now or may hereafter be subject.

7.2 Termination

If this Plan is terminated, the provisions of this Plan and any administrative guidelines, and other rules adopted by the Board and in force at the time of this Plan, will continue in effect as long as a Restricted Share Unit or any rights pursuant thereto remain outstanding. However, notwithstanding the termination of this Plan, the Board may make any amendments to this Plan or the Restricted Share Units it would be entitled to make if this Plan were still in effect.

7.3 Change of Control

(a) Despite any other provision of this Plan, but subject to Section 7.1(c), in the event of a Change of Control, all unvested Restricted Share Units then outstanding will, as applicable, be substituted by or replaced with awards of the surviving corporation (or any Affiliate thereof) or the potential successor (or any Affiliate thereto) (the "continuing entity") on the same terms and conditions as the original Restricted Share Units, subject to appropriate adjustments that do not diminish the value of the original Restricted Share Units, and with respect to Restricted Share Units of U.S. Eligible Persons, in a manner that complies with Section 409A of the Code to the extent it is applicable.

(b) If, upon a Change of Control, the continuing entity fails to comply with Section 7.3(a), the vesting of all then outstanding Restricted Share Units will be accelerated in full. For the avoidance of doubt, such acceleration of vesting with respect to the Restricted Share Units of a U.S. Eligible Person will not result in the acceleration of the time of redemption unless such Change of Control constitutes a "change in control event" as contemplated by Section 409A of the Code or unless such acceleration of settlement would otherwise be permitted under Section 409A of the Code.

(c) No fractional Common Shares or other security will be issued upon the redemption of any Restricted Share Unit and accordingly, if as a result of a Change of Control, an Eligible Person would become entitled to a fractional Common Share or other security, such participant will have the right to acquire only the next lowest whole number of Common Shares or other security and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

(d) Despite anything else to the contrary in this Plan, in the event of a potential Change of Control, the Board will have the power, in its sole discretion, to modify the terms of this Plan and/or the Restricted Share Units to assist the Eligible Persons in tendering to a take-over bid or other transaction leading to a Change of Control, provided that in the case of Restricted Share Units of a U.S. Eligible Person, such Change of Control constitutes a "change in control event" as contemplated by Section 409A of the Code, or such action would otherwise be permitted under Section 409A of the Code without adverse tax consequences. For greater certainty, in the event of a take-over bid or other transaction leading to a Change of Control, the Board has the power, in its sole discretion, to accelerate the vesting of Restricted Share Units and to permit conditional redemption of the Restricted Share Units, such conditional redemption to be conditional upon the take-up by such offeror of the Common Shares or other securities tendered to such take-over bid in accordance with the terms of the take-over bid (or the effectiveness of such other transaction leading to a Change of Control). If, however, the potential Change of Control referred to in this Section 7.3(d) is not completed within the time specified (as the same may be extended), then despite this Section 7.3(d) or the definition of "Change of Control", (i) any conditional redemption of vested Restricted Share Units will be deemed to be null, void and of no effect, and such conditionally redeemed Restricted Share Units will for all purposes be deemed not to have been redeemed, and (ii) Restricted Share Units which vested pursuant to this Section 7.3(d) will be returned by the Eligible Person to the Company and reinstated as authorized but unissued Common Shares and the original terms applicable to such Restricted Share Units will be reinstated.

(e) If the Board has, pursuant to the provisions of Section 7.3(d) permitted the conditional redemption of Restricted Share Units in connection with a potential Change of Control, then the Board will have the power, in its sole discretion, to terminate, immediately following actual completion of such Change of Control and on such terms as it sees fit, any Restricted Share Units not redeemed (including all vested and unvested Restricted Share Units).

ARTICLE 8
GENERAL

8.1 No Shareholder Rights

This Plan shall not be interpreted to create any entitlement of any Eligible Person to any Common Shares, or to the dividends payable pursuant thereto, except as expressly provided herein. A holder of Restricted Share Units shall not have rights as a shareholder of the Company with respect to any Common Shares which may be issuable pursuant to the Restricted Share Units so held, whether voting, right on liquidation or otherwise.

8.2 No Right to Employment or Engagement

Neither participation in this Plan nor any action taken under this Plan shall give or be deemed to give any Eligible Person a right to continue as an employee or contractor and shall not interfere with the right of the Company to terminate the employment or service of any Eligible Person at any time.

8.3 Right to Funds

Neither the establishment of this Plan nor the granting of Restricted Share Units under this Plan shall be deemed to create a trust. To the extent any individual holds any rights under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured general creditor of the Company.

8.4 Reorganization of the Company

The existence of any Restricted Share Units shall not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Company or to create or issue any bonds, debentures, shares or other securities of the Company or the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

8.5 Successors and Assigns

This Plan shall be binding on all successors and assigns of the Company and each Eligible Person, including without limitation, the legal representative of an Eligible Person, or any receiver or trustee in bankruptcy or representative of the creditors of the Company or an Eligible Person.

8.6 Governing Law

This Plan shall be governed by, and interpreted in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

8.7 Interpretation

In this Plan words importing the singular meaning shall include the plural and vice versa, and the words importing the masculine shall include the feminine and neuter genders.

8.8 Compliance with Employment Standards Legislation

In the event that the minimum standards set out in the applicable employment standards legislation (as may be amended from time to time) are more favourable to an Eligible Person (who is an employee of the Company or its Affiliates) in any respect than a term or provision provided for in this Agreement, such Eligible Person and the Company agree that the statutory provisions will apply in respect of that term or provision.

8.9 Severability

The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from this Plan.

8.10 Code Section 409A

The payments in redemption of Restricted Share Units granted under the Plan to U.S. Eligible Persons are intended to comply with Section 409A of the Code (to the extent they are not exempt from Section 409A of the Code) and the Plan and related documents (including Restricted Share Unit Grant Agreements and other communications between the Board and U.S. Eligible Persons) shall be drafted, interpreted and administered accordingly. For avoidance of doubt, and notwithstanding any other provision of the Plan, if any provision of the Plan contravenes any regulations or U.S. Treasury guidance promulgated under Section 409A of the Code or would cause any Restricted Share Units to be subject to the interest and penalties under Section 409A of the Code, such provision of the Plan shall, to the extent that it applies to U.S. Eligible Persons, be modified, without the consent of any U.S. Eligible Person, to maintain, to the maximum extent practicable, the original intent of the applicable provision without violating the provisions of Section 409A of the Code. Notwithstanding anything in the Plan to the contrary, if Restricted Share Units of a U.S. Eligible Person become payable as a result of such U.S. Eligible Person's Separation from Service, and if at the time of such Separation from Service the stock of the Company or any Affiliate is publicly traded, and if the U.S. Eligible Person is a Specified Employee at the time their Separation from Service, then (i) the U.S. Redemption Date will be the earliest of (A) the first day of the month that begins after the six month anniversary of the U.S. Eligible Person's Separation from Service, (B) the Designated Vesting Date, and (C) the date of the U.S. Eligible Person's death; and (ii) the U.S. Payment Deadline will be the latest date on which redemption/payment with respect to such Restricted Share Units can be made and considered timely for purposes of Section 409A of the Code. For greater certainty, redemption/payment will be considered timely for this purpose if it occurs on or after the U.S. Redemption Date and on or before December 31st of the year in which the U.S. Redemption Date occurs (or, if later, by the date that is two and one-half months following the U.S. Redemption Date and the U.S. Eligible Person shall have no ability to influence directly or indirectly the calendar year in which such redemption/payment occurs). If redemption/payment will occur on the first day of the month beginning after the six month anniversary of the U.S. Eligible Person's Separation from Service, then such Vested Restricted Share Units will be payable in Common Shares or cash, in accordance with Section 4.1 hereof, based on the Market Value of the Common Shares on the first day of the month that begins after the six month anniversary of the U.S. Eligible Person's Separation from Service. Further, with respect to redemption/payment triggered by the U.S. Eligible Person's death, redemption/settlement will be timely if made within the time permitted under applicable Code Section 409A regulations. In no event will a U.S. Eligible Person be permitted, directly or indirectly, to designate the calendar year in which Restricted Share Units are settled, except in accordance with Section 409A of the Code.

If and to the extent that Restricted Share Units would otherwise become payable upon a Change of Control, such payment with respect to Restricted Share Units of U.S. Eligible Persons will occur at that time only if such Change of Control also constitutes a "change of ownership", a "change in effective control" or a "change in the ownership of a substantial portion of the assets of the Company" as defined under Section 409A and applicable regulations (a "change of control event"). If a Change of Control is not also a change in control event for purposes of Section 409A of the Code, the time of redemption/payment with respect to Restricted Share Units of U.S. Eligible Persons will not be accelerated and the time of redemption/payment will be governed by the terms of the Plan and applicable Restricted Share Unit Grant Agreement as if such Change of Control had not occurred. Unless the applicable Restricted Share Unit Grant Agreement provides otherwise, if redemption/settlement of Restricted Share Units is in installments, each installment shall be treated as a separate payment for purposes of Section 409A of the Code. Except as permitted under Section 409A of the Code, any Restricted Share Units or payments with respect to Restricted Share Units may not be reduced by, or offset against, any amount owing by a U.S. Eligible Person to the Company or any Affiliate. Although the Company intends that Restricted Share Units granted under the Plan to U.S. Eligible Persons will comply with Section 409A of the Code, neither the Company nor any of its officers, directors or employees makes, or has made, any representation or guaranty as to the U.S. federal income tax treatment of Restricted Share Units awarded under the Plan, and the U.S. Eligible Person shall be solely responsible for all taxes, penalties, interest and other liabilities that may arise as a result of the grant, vesting or settlement of Restricted Share Units.

SCHEDULE A

TO THE RESTRICTED SHARE UNIT PLAN

RESTRICTED SHARE UNIT GRANT AGREEMENT

This Restricted Share Unit Grant Agreement is made as of the                    day of                                  , 20     between the undersigned  "Eligible Person" (the "Eligible Person"), being an employee, director or Consultant of Burcon NutraScience Corporation, (the  "Company") or,                                           , an affiliate of the Company (the "Affiliate"), as the case may be, named or designated pursuant to the terms of the Restricted Share Unit Plan of the Company (which Plan, as the same may from time to time be modified, supplemented or amended and in effect is herein referred to as the "Plan"), and the Company.

In consideration of the grant of Restricted Share Units made to the Eligible Person pursuant to this Plan (the receipt and sufficiency of which are hereby acknowledged), the Eligible Person hereby agrees and confirms that:

1. The Eligible Person has received a copy of this Plan and has read, understands and agrees to be bound by the provisions of this Plan.

2. The Eligible Person accepts and consents to and shall be deemed conclusively to have accepted and consented to, and agreed to be bound by, the provisions and all terms of this Plan and all bona fide actions or decisions made by the Board, the Committee, or any person to whom the Committee may delegate administrative duties and powers in relation to this Plan, which terms and consent shall also apply to and be binding on the legal representatives, beneficiaries and successors of the undersigned.

3. On ________________, 20____, the Eligible Person was granted __________________Restricted Share Units, which grant is evidenced by this Agreement.

4. The Eligible Person's participation in the trade and acceptance of the Restricted Share Units is voluntary and he or she has not been induced to participate in this Plan by expectation of engagement, appointment, employment, continued engagement, continued appointment or continued employment, as applicable, with the Company or its Affiliates

5. The Restricted Share Units are subject to the following vesting criteria. Each Restricted Share Unit will become vested on the Vesting Date(s) set forth below, provided that the Eligible Person remains in continuous service with the Company or an Affiliate from the Grant Date through the applicable Vesting Date:

This Agreement shall be determined in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Words used herein which are defined in this Plan shall have the respective meanings ascribed to them in this Plan.

IN WITNESS WHEREOF, the Company has executed and delivered this Agreement, and the Eligible Person has signed, sealed and delivered this Agreement, as of the date first above written.

BURCON NUTRASCIENCE CORPORATION
Per:
ELIGIBLE PERSON

Signed

Print Name

Schedule "B"

BOARD OF DIRECTORS' MANDATE

B

BURCON NUTRASCIENCE CORPORATION

BOARD OF DIRECTORS' MANDATE

PURPOSE

1. The board of directors (the "Board") of Burcon NutraScience Corporation (the "Corporation") is responsible for the overall stewardship of the Corporation and for managing and supervising the management of the Corporation.  The Board shall at all times act in the best interests of the Corporation.

RESPONSIBILTIES

2. The Board discharges its responsibilities for supervising the management of the business and affairs of the Corporation by delegating the day-to-day management of the Corporation to senior officers.  In discharging its responsibility, the Board should, among other things:

(a) to the extent feasible, satisfy itself as to the integrity of the chief executive officer (the "CEO") and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization, including approving and monitoring compliance with the Corporation's Code of Ethics and Conduct;

(b) adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Corporation's business;

(c) ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations;

(d) require management to develop and maintain a strategy to communicate effectively with its security holders, investment analysts and the public generally and to accommodate and address feedback from security holders;

(e) through the Corporation's Audit Committee, oversee the accounting and financial reporting process of the Corporation and the audits of its financial statements, identify the principal risks of the Corporation's business, and ensure the implementation of appropriate systems to manage these risks and require management to maintain internal control and management information systems and monitor these systems;

(f) through the Corporation's Compensation Committee, review and approve the Corporation's employee and management compensation policies and practices, incentive compensation plans (cash and equity-based short and long term incentive plans), the amount and form of compensation of the executive officers of the Corporation and plan for senior management succession, including the appointment, training and monitoring of senior management's performance; and

(g) through the Corporation's Corporate Governance and Nominating Committee, develop the Corporation's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are applicable to the Corporation, monitor the governance of the board of directors and board committees, review and approve the amount and form of compensation to the directors of the Corporation, all director nominations to the Board and succession plans for directors of the Corporation.

ORGANIZATION OF THE BOARD

3. The organization of the Board shall comply with applicable corporate and securities laws.

4. Appointments to the Board will be reviewed on an annual basis.

5. The Board will report to the shareholders of the Corporation.

6. The Board may:

(a) appoint one or more committees of the Board, however designated, and delegate to any such committee any of the powers of the Board, except those which are not permitted under applicable corporate and securities laws;

(b) appoint a Chairman of the Board and prescribe his or her powers and duties;

(c) appoint a Chief Executive Officer and prescribe his or her powers and duties;

(d) appoint such senior officers of the Corporation and prescribe their powers and duties as may be recommended by the Chief Executive Officer from time to time.

MEETINGS, MEETING PREPARATION AND ATTENDANCE

7. The Board will meet as required, but at least once per quarter.

8. The independent directors will meet as required, without the non-independent directors and members of management, but at least once per quarter.

9. In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:

(a) review the materials provided to the directors in connection with the meeting and be prepared for the meeting; and

(b) attend each meeting, in person, by telephone conference or other electronic means, to the extent practicable.

MANAGEMENT OF BOARD AFFAIRS

10. The Board will:

(a) develop a process for the orientation and education of new members of the Board;

(b) support continuing education opportunities for all members of the Board;

(c) assess the participation, contributions and effectiveness of the Chairman and individual board members on a biennial basis;

(d) monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and management;

(e) establish the committees of the Board it deems necessary to assist it in the fulfillment of its mandate; and

(f) disclose on an annual basis, the mandate, composition of the Board and its committees.

CURRENCY OF THE MANDATE

This mandate was last revised and approved by the Board on February 23, 2021.

Schedule "C"

CODE OF BUSINESS ETHICS AND CONDUCT

C

BURCON NUTRASCIENCE CORPORATION

CODE OF BUSINESS ETHICS AND CONDUCT

1. Purpose and Application

Burcon NutraScience Corporation (the "Corporation") is committed to maintaining high standards of integrity and accountability in conducting its business while at the same time seeking to grow its business and value. This code of business ethics and conduct (the "Code") provides a framework of guidelines and principles to govern and encourage ethical and professional behaviour in conducting our business.

This Code applies to all directors, officers and employees of the Corporation and its subsidiaries ("representatives"). The guidelines set out in this Code may be further supplemented by specific corporate, divisional or departmental policies. As with all guidelines or principles, you are expected to use your own judgement and discretion, having regard to these standards, to determine the best course of action for any specific situation. If you are unsure about a particular situation or course of action, please speak to the legal department of the Corporation.

The Code sets forth such standards as are reasonably designed to deter wrongdoing and to promote: honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely, and understandable disclosure in the reports and documents that the Corporation files with, or submits to, securities regulatory authorities and in other public communications made by the Corporation; compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code; and accountability for adherence to the Code.

2. Conflicts of Interest

It is our policy to ensure the Corporation's best interests are paramount in all of our dealings with customers, suppliers, contractors, competitors, existing and potential business partners and other representatives and are conducted in a manner that avoids any actual or potential conflicts of interest.

In general, a conflict of interest exists where a representative's personal interests interfere with his or her ability to act in the best interests of the Corporation. Conflicts of interests may exist in any situation where your ability to act objectively, or in the best interests of the Corporation, are influenced. These include the receipt of improper personal benefits by you or your family and friends as a result of your position with the Corporation. Improper personal benefits could be in the form of bribes, kickbacks or other advantages for the purposes of influencing a business decision.

Full and timely disclosure of any actual or potential conflict of interest is very strongly encouraged. Proper disclosure provides an opportunity to obtain advice from the appropriate level of management and to resolve actual or potential conflicts of interests in a timely and effective manner. Employees should promptly disclose to their supervisor any material transaction or relationship that reasonably could be expected to give rise to a potential or actual conflict of interest. Directors and officers shall disclose any potential conflicts of interest in writing to the board of directors for review in accordance with applicable law.

3. Protection and Use of the Corporation's Assets and Opportunities

All representatives are responsible for protecting the Corporation's assets from improper use including fraud, theft and misappropriation. It is the Corporation's policy to protect its assets and promote their efficient use for legitimate business purposes. This requires proper documentation (which is timely, accurate and complete) and appropriate use of discretion. Corporation assets should not be wasted through carelessness or neglect nor appropriated for improper personal use. Proper discretion and restraint should always govern the personal use of the Corporation's assets.

4. Corporate Opportunities

The benefit of any business venture, opportunity or potential opportunity resulting from your employment with the Corporation should not be appropriated for any improper personal advantage. As employees, officers and directors, a duty is owed to the Corporation to advance its legitimate interests when the opportunity to do so arises.

5. Confidentiality of Corporate Information

Information is a key asset of the Corporation. It is our policy to ensure that the Corporation's proprietary and confidential information, including information that has been entrusted to the Corporation by others, is adequately safeguarded. All confidential information, including information about the Corporation's business, suppliers, intellectual property, opportunities, products, customers, assets and competitors, should be duly protected from advertent or inadvertent disclosure. Confidential information should be marked or identified as being confidential whenever practicable and should be disclosed only when properly authorized or required by law or stock exchange requirements.

6. Safe and Respectful Environment

It is important to the Corporation that representatives are able to carry out their responsibilities of their position in a safe and respectful environment free of discrimination, harassment or bullying.  Representatives should comply with policies of the Corporation dealing with anti-discrimination and anti-harassment in the workplace.

7. Fair Dealing with Other People and Organizations

All business dealings undertaken on behalf of the Corporation should be conducted in a manner that preserves our integrity and reputation. It is the Corporation's policy to seek to avoid misrepresentations of material facts, manipulation, concealment, abuse of confidential information or any other illegal practices in dealing with the Corporation's security holders, customers, suppliers, competitors and employees.  Representatives communicating on behalf of the Corporation using electronic means should comply with all existing policies including the Corporation's IT Policy which includes, guidelines and restrictions on the use of social media by representatives when representing the Corporation.

8. Complying with the Law

The Corporation strives to ensure that its business is conducted in all material respects in accordance with all applicable laws, stock exchange rules and securities regulations. This includes compliance with applicable antitrust/competition, privacy, labour, human rights, environmental and securities laws in all material respects.

Specifically, it is also our policy to seek to comply with all applicable securities laws and regulations to ensure that material information that is not generally available to the public ("inside information") is disclosed in accordance with law. This includes implementation of policies and procedures, as set out in our Insider Trading Policy, to protect against the improper use or disclosure of inside information, including the improper trading of securities while in possession of inside information.

Applicable securities laws require the Corporation to disclose certain information in various reports and documents that the Corporation must file or submit to securities regulatory authorities. In addition, from time to time, the Corporation makes other public communications, such as issuing press releases. The Corporation has a responsibility to provide full, fair, accurate, timely and understandable disclosure in reports and documents filed with or submitted to securities regulatory authorities and in other public communications.

9. Reporting of Illegal or Unethical Behaviour

The Corporation strives to foster a business environment that promotes integrity and deters unethical or illegal behaviour. It is our responsibility to monitor and to ensure compliance with the guidelines set out in this Code, including compliance in all material respects, with all applicable financial reporting and accounting requirements applicable to the Corporation. Concerns or complaints in this regard may be reported by anonymous submission to the Chair of the Audit Committee of the Board of Directors in connection with unethical or illegal behaviour, including questionable accounting, internal accounting controls or auditing matters involving the Corporation. Representatives should follow the Corporation's Whistleblower Policy and the procedures contained in the policy for all reports.

10. Compliance

It is the role of the Board of Directors to monitor compliance with the Code. Disciplinary measures may be taken against any representative who authorizes, directs, approves or participates in any violation of a provision of this Code. These measures will depend upon the circumstances of the violation and may range from formal sanction or reprimand to dismissal from employment.  Consideration will be given to whether or not a violation was intentional, as well as to the level of good faith shown by a representative in reporting the violation or in cooperating with any resulting investigation or corrective action. In addition, persons who violate the law during the course of their employment are subject to criminal and civil penalties, as well as payment of civil damages to the Corporation or third parties.  A Director or officer who violates this Code may be asked to resign or may not be nominated for re-election.

The terms of this Code are not intended to give rise to civil liability on the part of the Corporation, its directors or officers, shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever.

11. Currency of Code

This Code of Business Ethics and Conduct was approved by the Board of Directors on October 26, 2005 and amended on February 24, 2011, August 30, 2011, September 12, 2012 and February 23, 2021. The Board of Directors may amend the Code from time to time.

I acknowledge that I have read and understand the Code of Business Conduct and Ethics of Burcon NutraScience Corporation and agree to conduct myself in accordance with the Code.

Name:  ____________________________________

Signature:  ____________________________________

Date:  ____________________________________